CLEARY GOTTLIEB STEEN & HAMILTON LLP

NEW YORK
PARIS
BRUS
LON
MOS

2000 PENNSYLVANIA AVENUE, N.W.
WASHINGTON, D.C. 20006-1801
(202) 974-1500
FACSIMILE
(202) 974-1999
WWW.CLEARYGOTTLIEB.COM

FRANKFURT
COLOGNE
ROME
MILAN
HONG KONG
BEIJING

07027644

RECEIVED

File No. 82-04379

October 30, 2007

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

SUPPL

VIA HAND

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Disclosure Materials Provided on Behalf of Carso Global Telecom, S.A.B. de C.V. (File No. 82-04379) Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")

Ladies and Gentlemen:

On behalf of our client, Carso Global Telecom, S.A.B. de C.V. (the "Company") and pursuant to the Company's obligations under Rule 12g3-2(b)(1)(i) under the Exchange Act, we are furnishing the enclosed English translations of:

(i) the Company's consolidated Quarterly Reports for the fourth quarter of 2006, the first quarter of 2007 and the second quarter of 2007;

(iii) a report of compliance with corporate governance practices by the Company during the year 2006 and with information through June 29, 2007;

(iv) the public notice of the Company's ordinary shareholders' meeting held on April 20, 2007 and a summary of the minutes of this meeting; and

(v) a notice to shareholders of the Company dated December 5, 2006.

If you have any questions or require any further information, please do not hesitate to contact Jorge U. Juantorena or Grant M. Binder of this firm at (212) 225-2000.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to our messenger.

Sincerely,

Hye-Jin Lee
Paralegal

Enclosure

cc: Veronica Ramirez
Jorge U. Juantorena
Grant M. Binder

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

AUDITED AT DECEMBER 31 OF 2006 AND 2005 CONSOLIDATED

(Thousands of Mexican Pesos) Final Printing

REFS	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	273,163,795	100	274,964,974	100
s02	CURRENT ASSETS	61,471,697	23	59,248,384	22
s03	CASH AND SHORT-TERM INVESTMENTS	19,635,459	7	24,904,350	9
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	28,732,527	11	26,602,435	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	7,996,709	3	4,438,772	2
s06	INVENTORIES	1,738,761	1	1,209,679	0
s07	OTHER CURRENT ASSETS	3,368,241	1	2,093,148	1
s08	LONG-TERM	3,006,436	1	1,088,165	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	2,999,860	1	1,080,851	0
s11	OTHER INVESTMENTS	6,576	0	7,314	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	156,902,853	57	160,334,146	58
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	472,640,746	173	456,253,533	166
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	323,917,451	119	305,089,100	111
s17	CONSTRUCTION IN PROGRESS	8,179,558	3	9,169,713	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	23,195,887	8	21,798,866	8
s19	OTHER ASSETS	28,586,922	10	32,495,413	12
s20	TOTAL LIABILITIES	192,457,136	100	174,870,458	100
s21	CURRENT LIABILITIES	62,615,938	33	51,987,446	30
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	12,457,846	6	5,127,462	3
s24	STOCK MARKET LOANS	8,249,553	4	14,320,375	8
s103	OTHER LOANS WITH COST	39,255	0	0	0
s25	TAXES PAYABLE	4,408,918	2	1,763,430	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	37,460,366	19	30,776,179	18
s27	LONG-TERM LIABILITIES	112,030,416	58	107,210,079	61
s28	BANK LOANS	71,072,791	37	60,863,474	35
s29	STOCK MARKET LOANS	40,957,625	21	46,346,605	27
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	17,810,782	9	15,672,933	9
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	80,706,659	100	100,094,516	100
s34	MINORITY INTEREST	51,573,481	64	69,884,659	70
s35	MAJORITY INTEREST	29,133,178	36	30,209,857	30
s36	CONTRIBUTED CAPITAL	6,914,330	9	6,916,037	7
s79	CAPITAL STOCK	6,314,694	8	6,316,401	6
s39	PREMIUM ON ISSUANCE OF SHARES	599,636	1	599,636	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	22,218,848	28	23,293,820	23
s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,977,681	50	37,693,124	38
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(17,758,833)	(22)	(14,399,304)	(14)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	19,635,459	100	24,904,350	100
s46	CASH	16,622,811	85	24,722,163	99
s47	SHORT-TERM INVESTMENTS	3,012,648	15	182,187	1
s07	OTHER CURRENT ASSETS	3,368,241	100	2,093,148	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	3,368,241	100	2,093,148	100
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	23,195,887	100	21,798,866	100
s48	DEFERRED EXPENSES (NET)	5,267,451	23	4,965,949	23
s49	GOODWILL	17,460,926	75	16,374,283	75
s51	OTHER	467,510	2	458,634	2
s19	OTHER ASSETS	28,586,922	100	32,495,413	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	19,171,780	67	23,933,925	74
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,616,527	23	6,163,043	19
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,798,615	10	2,398,445	7
s21	CURRENT LIABILITIES	62,615,938	100	51,987,446	100
s52	FOREIGN CURRENCY LIABILITIES	10,858,523	17	16,716,358	32
s53	MEXICAN PESOS LIABILITIES	51,757,415	83	35,271,088	68
s26	OTHER CURRENT LIABILITIES WITHOUT COST	37,460,366	100	30,776,179	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,017,439	8	1,815,737	6
s89	INTEREST LIABILITIES	2,294,539	6	1,852,139	6
s68	PROVISIONS	0	0	362	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	32,148,388	86	27,107,941	88
s27	LONG-TERM LIABILITIES	112,030,416	100	107,210,079	100
s59	FOREIGN CURRENCY LIABILITIES	100,980,416	90	90,842,892	85
s60	MEXICAN PESOS LIABILITIES	11,050,000	10	16,367,187	15
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	17,810,782	100	15,672,933	100
s66	DEFERRED TAXES	15,539,660	87	13,549,082	86
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,271,122	13	2,123,851	14
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,314,694	100	6,316,401	100
s37	CAPITAL STOCK (NOMINAL)	1,175,134	19	1,176,784	19
s38	RESTATEMENT OF CAPITAL STOCK	5,139,560	81	5,139,617	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM — QUARTER: 4 — YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	39,977,681	100	37,693,124	100
s93	LEGAL RESERVE	1,100,502	3	1,100,524	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	26,349,452	66	24,720,047	66
s45	NET INCOME FOR THE YEAR	12,527,727	31	11,872,553	31
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(17,758,833)	100	(14,399,304)	100
s70	ACCUMULATED MONETARY RESULT	(14,440,375)	81	(11,080,525)	77
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	0	0	0	0
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,318,458)	19	(3,318,779)	23
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	(1,144,241)	7,260,938
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	124	119
s75	EMPLOYEES (*)	25,589	24,217
s76	WORKERS (*)	50,682	51,148
s77	OUTSTANDING SHARES (*)	3,492,470,400	3,497,375,500
s78	REPURCHASED SHARES (*)	442,606,643	437,701,543
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	175,006,123	100	173,504,716	100
r02	COST OF SALES	91,680,113	52	92,484,363	53
r03	GROSS PROFIT	83,326,010	48	81,020,353	47
r04	GENERAL EXPENSES	34,737,659	20	28,708,348	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	48,588,351	28	52,312,005	30
r08	OTHER INCOME AND (EXPENSE), NET	(3,001,692)	(2)	(3,049,252)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(6,137,707)	(4)	(8,360,212)	(5)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	456,402	0	67,522	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	39,905,354	23	40,970,063	24
r10	INCOME TAXES	12,384,085	7	11,510,196	7
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	27,521,269	16	29,459,867	17
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	27,521,269	16	29,459,867	17
r19	NET INCOME OF MINORITY INTEREST	14,993,542	9	17,587,314	10
r20	NET INCOME OF MAJORITY INTEREST	12,527,727	7	11,872,553	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

AUDITED CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	175,006,123	100	173,504,716	100
r21	DOMESTIC	124,692,540	71	129,533,263	75
r22	FOREIGN	50,313,583	29	43,971,453	25
r23	TRANSLATED INTO DOLLARS (***)	4,626,324	3	3,855,465	2
r08	OTHER INCOME AND (EXPENSE), NET	(3,001,692)	100	(3,049,252)	100
r49	OTHER INCOME AND (EXPENSE), NET	0	0	0	0
r34	EMPLOYEES' PROFIT SHARING EXPENSES	3,001,692	(100)	3,049,252	(100)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(6,137,707)	100	(8,360,212)	100
r24	INTEREST EXPENSE	10,710,064	(174)	10,826,826	(130)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	366,641	(6)	155,718	(2)
r26	INTEREST INCOME	3,778,410	(62)	4,179,606	(50)
r46	OTHER FINANCIAL PRODUCTS	0	0	0	0
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(2,673,069)	44	(4,628,337)	55
r28	RESULT FROM MONETARY POSITION	3,833,657	(62)	3,071,063	(37)
r10	INCOME TAXES	12,384,085	100	11,510,196	100
r32	INCOME TAX	12,777,086	103	15,444,247	134
r33	DEFERRED INCOME TAX	(393,001)	(3)	(3,934,051)	(34)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	175,006,124	176,504,717
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	175,006,123	173,504,716
r39	OPERATING INCOME (**)	48,588,351	52,312,005
r40	NET INCOME OF MAJORITY INTEREST (**)	12,527,727	11,872,553
r41	NET CONSOLIDATED INCOME (**)	27,521,269	29,459,867
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	24,563,262	25,998,692

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM OCTOBER THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	44,750,364	100	43,987,905	100
rt02	COST OF SALES	23,507,208	53	22,986,582	52
rt03	GROSS PROFIT	21,243,156	47	21,001,323	48
rt04	GENERAL EXPENSES	9,573,108	21	7,209,041	16
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	11,670,048	26	13,792,282	31
rt08	OTHER INCOME AND (EXPENSE), NET	(750,471)	(2)	(1,135,309)	(3)
rt06	COMPREHENSIVE FINANCING RESULT	(744,561)	(2)	(2,287,919)	(5)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	137,023	0	132,471	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	10,312,039	23	10,501,525	24
rt10	INCOME TAXES	3,216,955	7	1,927,478	4
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	7,095,084	16	8,574,047	19
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	7,095,084	16	8,574,047	19
rt19	NET INCOME OF MINORITY INTEREST	3,549,493	8	5,026,635	11
rt20	NET INCOME OF MAJORITY INTEREST	3,545,591	8	3,547,412	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
rt01	NET SALES	44,750,364	100	43,987,905	100
rt21	DOMESTIC	32,168,145	72	34,567,057	79
rt22	FOREIGN	12,582,219	28	9,420,848	21
rt23	TRANSLATED INTO DOLLARS (***)	1,268,529	3	863,044	2
rt08	OTHER INCOME AND (EXPENSE), NET	(750,471)	100	(1,135,309)	100
rt49	OTHER INCOME AND(EXPENSE), NET	0	0	(480,828)	42
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	750,471	(100)	654,481	(58)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(744,561)	100	(2,287,919)	100
rt24	INTEREST EXPENSE	3,309,138	(444)	2,664,771	(116)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	644,103	(87)	91,704	(4)
rt26	INTEREST INCOME	2,066,757	(278)	763,756	(33)
rt46	OTHER FINANCIAL PRODUCTS	2,483	0	0	0
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(437,698)	59	(1,648,388)	72
rt28	RESULT FROM MONETARY POSITION	1,577,138	(212)	1,353,188	(59)
rt10	INCOME TAXES	3,216,955	100	1,927,478	100
rt32	INCOME TAX	1,827,507	57	2,601,538	135
rt33	DEFERRED INCOME TAX	1,389,448	43	(674,060)	(35)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

QUARTERLY STATEMENTS OF INCOME

CONSOLIDATED

OTHER CONCEPTS

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,169,332	5,592,386

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO DECEMBER 31 OF 2006 AND 2005

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	27,521,269	29,459,867
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	27,845,531	27,238,778
c03	RESOURCES FROM NET INCOME FOR THE YEAR	55,366,800	56,698,645
c04	RESOURCES PROVIDED OR USED IN OPERATION	1,508,867	(2,531,701)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	56,875,667	54,166,944
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(17,794,384)	(22,162,882)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,710,723)	(6,025,861)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	(22,505,107)	(28,188,743)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(39,457,264)	(23,744,719)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(5,086,704)	2,233,482
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	24,722,163	22,670,868
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	19,635,459	24,904,350

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

AUDITED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	27,845,531	27,238,778
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	24,563,262	25,998,692
c41	+ (-) OTHER ITEMS	3,282,269	1,240,086
c04	RESOURCES PROVIDED OR USED IN OPERATION	1,508,867	(2,531,701)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(9,871,609)	5,017,917
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(1,315,076)	(866,038)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	351,516
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	12,695,552	(7,035,096)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(17,794,384)	(22,162,882)
c23	+ BANK FINANCING	41,446,397	30,881,367
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(35,451,473)	(34,803,144)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	(23,789,308)	(18,241,105)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(4,710,723)	(6,025,861)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(1,650)	(14,708)
c31	(-) DIVIDENDS PAID	(4,590,621)	(5,147,957)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(118,452)	(863,196)
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(39,457,264)	(23,744,719)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(21,537,025)	(6,845,990)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(20,460,073)	(25,614,596)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	2,539,834	8,715,867

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE

AUDITED CONSOLIDATED INFORMATION Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.58		$ 3.14	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.58		$ 3.14	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 8.34		$ 7.97	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	4.75	times	3.44	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	11.07	times	8.64	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

RATIOS

AUDITED CONSOLIDATED Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	15.72	%	16.97	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	43.00	%	39.30	%
p03	NET INCOME TO TOTAL ASSETS (**)	10.07	%	10.71	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	13.92	%	10.42	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.64	times	0.63	times
p07	NET SALES TO FIXED ASSETS (**)	1.11	times	1.08	times
p08	INVENTORIES TURNOVER (**)	52.72	times	76.45	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	51.39	days	47.99	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	7.79	%	8.72	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	70.45	%	63.59	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.38	times	1.74	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	58.11	%	61.50	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	71.40	%	66.86	%
p15	OPERATING INCOME TO INTEREST PAID	4.53	times	4.83	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.99	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	0.98	times	1.13	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.95	times	1.11	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.31	times	0.33	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	31.35	%	47.90	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	31.63	%	32.67	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	0.86	%	(1.45)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	5.31	times	5.00	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	79.06	%	78.62	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	20.93	%	21.37	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	51.85	%	107.87	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

Carso Global Telecom, S.A.B. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A.B. de C.V. (Carso Group), approved at an extraordinary stockholders meeting held on April 30, 1996.

At December 31, 2006 and 2005, Telecoms principal assets are represented by its investment in the shares of Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telecom, through its subsidiary Telmex, provides telecommunication services primarily in Mexico. Starting in 2004, the Company also provides its services in Latin America and the United States of America. Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators, cellular telephone companies and local service operators networks with the Telmex local network. Telmex also obtains revenues from the sale of advertising in the published telephone directory and the sale of telephone equipment.

The accompanying consolidated financial statements have been prepared in conformity with Financial Reporting Standards (Mex-FRS), which include the Bulletins and circulars issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the Mex-FRS, as well as the Mex-FRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

The Mex-FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the Mex-FRS will hereinafter be referred to by their original name or rather, either as Mex-FRS or as Mexican accounting Bulletin, as the case may be.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, except for Global Telecom LLC, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at

the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

The financial statements of the subsidiary Global Telecom, LLC (Global) located in the U.S.A. were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican Financial Reporting Standards. Global was a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged into Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

Recognition of revenues

Revenues are recognized at the time services are provided.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as the service is provided. The revenues and expenses from the sale of advertising in the telephone directory are recorded at the time the directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The weighted restatement factor applied to the financial statements at and for the years ended December 31, 2005 as originally issued was 1.0648. This restatement factor was

determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company operates.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are depreciated primarily using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of (i) the accumulated monetary position gain determined at the time the provisions of Mexican accounting Bulletin B-10 were first applied derived from the spun-off company (Grupo Carso), (ii) the result from holding non -monetary assets, which represents the net difference between restatement by the specific -indexation method and the constant-peso-value method and (iii) the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified as available for sale are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders equity until they are sold.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Companys experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investors equity interest in the results of operations and in the stockholders equity of investees at the time such results are determined (see Note 6).

Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill may no longer be amortized, but rather is subject to annual impairment valuations and adjustments.

In 2006, the Company recorded impairment of goodwill for Ps. 294,241, which was recognized in the caption Comprehensive financing cost.

Licenses

The Company records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

Impairment of assets

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery value of each asset, which is defined as the difference between the assets net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss.

Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7).

Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be

reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in the caption Other accumulated comprehensive income items in stockholders equity, while the ineffective portion of the gain or loss is reported in net income. The effectiveness of derivatives is determined at the time they are defined as acquired for hedging purposes. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, the changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders equity.

Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of

shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share.

Use of estimates

In conformity with Mexican Financial Reporting Standards, the preparation of financial statements requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which the Company operates, in conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment (see Note 16).

New accounting pronouncements

The most important new pronouncements that came into force in 2006 are as follows:

Mex-FRS A-3, User Needs and the Objective of Financial Statements, establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statements of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

Mex-FRS A-5, Basic Elements of Financial Statements, includes a new classification of revenues and expenses in the statement of income, as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events; in other words, they are those transactions carried out for the entitys own business purposes, either on a frequent or non-frequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, both frequent and non-frequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, Comparability, were considered either as special or extraordinary.

This Mex-FRS also requires entities to reclassify other comprehensive income items to results of operations at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, Statements of Income, in force at December 31, 2006, has made no reference to such classification or provided the rules for reclassifying other comprehensive income items. Consequently, statements of income are still presented, as required by Bulletin B-3 that is still in force.

The new Mex-FRS B-3, Statements of Income, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective on December 31, 2007.

Mex-FRS A-7, Preparation and Disclosure, requires that the date on which the issuance of

the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

Mex-FRS B-1, Accounting Changes and Error Corrections, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This Mex-FRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented.

The adoption of these new rules had no effect on the Companys financial statements.

The following new pronouncements entered into force on January 1, 2007:

Mex-FRS B-3, Statement of Income, establishes the guidelines for classifying revenues, costs and expenses as either ordinary or non-ordinary, modifies certain specific Mex-FRS, redefines the primary sections of the statements of income to provide a new classification of ordinary" items, and eliminates the caption Initial accumulated effect of changes in accounting principles from the statement of income, which is consistent with the Mex-FRS B-1 mentioned above.

The Interpretation to Mex-FRS 4, Presentation of Employee Profit Sharing in the Statement of Income, establishes, based on the result of the analysis of Mex-FRS B-3, Mex-FRS D-3 and Mex-FRS D-4, that employee profit sharing must be presented in the statements of income as an ordinary expense, as part of the caption Other income and expenses.

Mex-FRS B-13, Subsequent Events at the Date of the Financial Statements, establishes that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

Mex-FRS C-13, Related Parties, broadens the definition of related parties to include joint business involving either: i) the reporting entity ii) immediate family members of key management personnel or directors or iii) funds derived from labor obligation plans. This Mex-FRS also establishes the following disclosures: This standard obligates entities to disclose: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; iii) compensations granted to the entitys key management personnel or directors and; iv) that the considerations for transactions carried out with its related parties were set on an arms length basis, or rather, are similar to prices that would be established for similar transactions between third parties, provided that such parity may be demonstrated.

Mex-FRS D-6, Capitalization of the Comprehensive Financing Cost, establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. Mex-FRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable

amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	10,645,000,000	52.69
MULTIMEIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	10,562,176,902	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM | QUARTER: 4 | YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

AUDITED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Grupo Telvista, S.A. de C.V.	SERVICIES	450	45.00	510,138	432,208
Centro Histórico de la Ciudad de México, S.A. de C	SERVICIES INM.	80,020,000	21.77	80,020	109,551
TM and MS, LLC	INTERNET	1	50.00	29,621	62,463
Net Servicos de Comunicacao, S.A.	SERVICIES NETWORS	116,548,220	39.87	5,341,855	2,177,845
Eidon Software, S.A. de C.V.	SERVICIES SOFTWARE	35,567,911	22.74	35,568	51,183
2Wire, Inc.	SERVICIES	8,619,242	13.00	648,400	166,610
TOTAL INVESTMENT IN ASSOCIATES				6,645,602	2,999,860
OTHER PERMANENT INVESTMENTS					6,576
TOTAL				6,645,602	3,006,436

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV ARGENTARIA S.A (1)	NOT		27/12/2007	6.12							0	174,945	0	0	0	0
BANCO SANTANDER CH NY (1)	NOT		22/12/2009	5.57							0	30,730	6,030	2,960	0	0
DEXIA BANK (1)	NOT		31/12/2014	6.37							0	269,117	192,995	192,995	138,916	106,009
EXPORT DVELOPMENT (1)	NOT		22/04/2009	5.92							0	51,284	21,806	5,695	0	0
EXPORT DVELOPMENT (1)	NOT		22/07/2011	5.67							0	33,714	33,714	33,713	33,713	33,714
JAPAN BANK INT. COOP. (1)	NOT		10/10/2011	6.25							0	932,205	932,204	932,204	932,204	932,074
NATEXIS BANQUE (2)	NOT		31/03/2022	2.00							0	21,195	21,195	21,195	21,195	160,956
SOCIETE GENERALE PARIS (1)	NOT		14/05/2007	6.12							0	15	0	0	0	0
VARIAS INSTITUCION (1) Y (5	NOT		30/11/2013	6.49							0	639,247	982,026	936,749	1,107,070	1,282,465
VARIAS INSTITUCIONES (2)	NOT		01/07/2027	7.67							0	2,959,565	2,797,630	686,702	601,113	1,368,950
SECURED																
BBVA BANCOMER (3)	NOT APPLIED		26/02/2007	7.37	0	800,000	0	0	0	0						
BBVA BANCOMER (4)	NOT APPLIED		21/05/2007	7.74	0	500,000	0	0	0	0						
OTROS	NOT APPLIED		21/04/2007	7.37	0	299,323	0	0	0	0						
BBVA BANCOMER (1)	NOT		07/07/2010	0.00							0	0	0	0	2,718,875	0
BBVA BANCOMER (1)	NOT		07/07/2012	0.00							0	0	0	0	0	2,718,875
CITYBANK, N.A. (1)	NOT		20/10/2009	0.00							0	0	0	14,138,150	0	0
CITYBANK, N.A. (1)	NOT		20/10/2011	0.00							0	0	0	0	0	10,875,500
CITYBANK, N.A. (1)	NOT		11/08/2013	0.00							0	0	0	0	0	7,612,850
CHASE MANHATAN BANK	NOT		23/02/2007	1.05							0	5,546,506	0	0	0	0
CHASE MANHATAN BANK	NOT		13/08/2010	0.62							0	0	0	0	2,175,100	0
WACHOVIA	NOT		14/09/2006	25.00							0	0	0	0	0	1,087,550
DRESDNER 1	NOT		04/02/2008	0.87							0	0	1,087,550	0	0	0
DRESDNER 2	NOT		31/03/2008	0.87							0	0	1,087,550	0	0	0
SANTANDER 1	NOT		15/04/2010	0.58							0	0	0	0	1,087,550	0
SANTANDER 1	NOT		10/05/2010	0.55							0	0	0	0	1,087,550	0
SANTANDER 1	NOT		12/09/2011	0.20							0	0	0	0	0	1,087,550
SANTANDER 1	NOT		16/10/2011	0.20							0	0	0	0	0	1,087,550
SANTANDER 1	NOT		16/12/2011	0.20							0	0	0	0	0	2,175,100
SANTANDER 1	NOT		18/12/2011	0.20							0	0	0	0	0	2,175,100
BBVA BANCOMER	NOT		21/05/2011	0.25							0	0	0	0	0	2,175,100
BBVA BANCOMER	NOT		01/06/2011	0.25							0	0	0	0	0	1,087,550
BNP PARIBAIS	NOT		20/12/2011	0.20							0	0	0	0	0	1,087,550

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
COMMERCIAL BANKS																
OTHER																
TOTAL BANKS					0	1,599,323	0	0	0	0	0	10,858,523	7,162,699	16,952,363	9,903,286	37,054,443

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERT BURSAT TLMX 02 (5)	NOT APPLIED		02/09/2007	8.00	0	1,650,000	0	0	0	0						
CERT BURSAT TLMX 01, 02-3-4	NOT APPLIED		31/05/2012	11 05	0	1,000,000	0	400,000	0	300,000						
CERT BURSAT TLMX 01-2(5)	NOT APPLIED		26/10/2007	8.10	0	3,250,000	0	0	0	0						
CERT BURSAT TLMX 06 (4)	NOT APPLIED		15/09/2011	7 64	0	0	0	0	0	500,000						
8 3/4 SENIOR NOTES PESOS (2)	NOT APPLIED		31/01/2016	0.00	0	0	0	0	0	4,500,000						
PAGARE MEDIANO PLAZO POOU	NOT APPLIED		20/07/2007	7.50	0	1,349,553	0	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		23/08/2007	8.55	0	1,000,000	0	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		28/11/2008	8.38	0	0	1,350,000	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		04/09/2008	8.10	0	0	1,000,000	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		01/09/2010	8 26	0	0	0	0	750,000	0						
CERTIFICADO BURSATIL	NOT APPLIED		23/10/2008	8.19	0	0	2,250,000	0	0	0						
4 1/2 SENIOR NOTES (2)	NOT		19/11/2008	4.50							0	0	10,875,500	0	0	0
5 1/2 SENIOR NOTES (2)	NOT		27/01/2015	5.50							0	0	0	0	0	8,700,400
4 3/4 SENIOR NOTES (2)	NOT		27/01/2010	4 75							0	0	0	0	10,331,725	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					0	8,249,553	4,600,000	400,000	750,000	5,300,000	0	0	10,875,500	0	10,331,725	8,700,400

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

AUDITED

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution (1)	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL SUPPLIERS					0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTROS CREDITOS CON COSTO	NOT APPLIED				0	39,255	0	0	0	0						
TOTAL					0	39,255	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED				0	37,460,366	0	0	0	0						
TOTAL					0	37,460,366	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					0	47,348,497	4,600,000	400,000	750,000	5,300,000	0	10,858,523	18,038,199	16,952,363	20,235,011	45,754,843

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	4,680,036	50,897,736	1,732,606	18,842,951	69,740,687
LIABILITIES POSITION	10,415,895	113,278,072	1,723,640	18,745,460	132,023,532
SHORT-TERM LIABILITIES POSITION	1,188,224	12,922,535	1,666,183	18,120,581	31,043,116
LONG-TERM LIABILITIES POSITION	9,227,671	100,355,537	57,457	624,879	100,980,416
NET BALANCE	(5,735,859)	(62,380,336)	8,966	97,491	(62,282,845)

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

RESULT FROM MONETARY POSITION

CONSOLIDATED

AUDITED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	45,325,381	140,434,292	95,108,911	0.59	561,143
FEBRUARY	35,632,292	131,522,600	95,890,308	0.25	239,726
MARCH	38,315,369	123,331,471	85,016,102	0.10	85,016
APRIL	37,205,814	122,543,284	85,337,470	0.13	110,939
MAY	40,616,258	125,822,498	85,206,240	(0.44)	(374,907)
JUNE	41,676,961	129,201,848	87,524,887	0.16	140,040
JULY	43,898,129	133,586,959	89,688,830	0.12	107,627
AUGUST	48,645,877	140,496,871	91,850,994	0.42	385,774
SEPTEMBER	51,859,855	145,137,842	93,277,987	0.92	858,157
OCTOBER	53,394,388	148,438,756	95,044,368	0.78	741,346
NOVEMBER	53,602,773	148,380,806	94,778,033	0.47	445,457
DECEMBER	48,991,484	146,779,888	97,788,404	0.49	479,163
RESTATEMENT				0.00	144,754
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	(90,578)
OTHER				0.00	0
TOTAL					3,833,657

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

AUDITED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MAIN RAW MATERIALS

CONSOLIDATED

AUDITED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIO LOCAL	0	56,140,123	0.0		
SERVICIO L.D.	0	23,904,503	0.0		
INTERCONEXION	0	17,533,658	0.0		
REDES CORPORATIVAS	0	10,650,175	0.0		
INTERNET	0	9,570,868	0.0		
OTRO	0	6,893,213	0.0		
FOREIGN SALES					
ENLACE INTERNACIONAL	0	3,919,997	0.0		
SERVICIO LOCAL	0	4,288,354	0.0		
SERVICIO L.D.	0	25,614,594	0.0		
INTERCONEXION	0	830,929	0.0		
REDES CORPORATIVAS	0	12,043,311	0.0		
INTERNET	0	2,724,691	0.0		
OTROS	0	891,707	0.0		
TOTAL		175,006,123			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 4 YEAR: 2006

CARSO GLOBAL TELECOM, S.A. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

AUDITED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
ENLACE INTERNACIONAL	0	3,752,669			
REDES CORPORATIVAS	0	7,416			
FOREIGN SUBSIDIARIES					
ENLACE INTERNACIONAL	0	167,328			
SERVICIO LOCAL	0	4,288,354			
SERVICIO L.D.	0	25,614,594			
INTERCONEXION	0	830,929			
REDES CORPORATIVAS	0	12,035,895			
INTERNET	0	2,724,691			
OTRO	0	891,707			
TOTAL		50,313,583			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 4 YEAR: 2006

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

AUDITED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,492,470,400	0	0	3,492,470,400	1,175,134	0
TOTAL			3,492,470,400	0	0	3,492,470,400	1,175,134	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,492,470,400

NOTES

THOUSANDS OF PESOS

CONCEPT	4to TRIM OCT-DIC	%OF ADVANCE	MONTO 2006	HUDGET 2006	% DE ADVANCE
DATAS	1,102,266	25.7	3,333,328	4,285,501	77.8
REVENUES LOCAL	542,368	34.4	1,161,001	1,576,684	73.6
NETWORKS	813,940	26.6	2,721,756	3,065,241	88.8
EQUIPAMENT NETWORKS	965,132	40.6	2,022,987	2,378,910	85.0
SISTEMS	311,737	30.8	457,407	1,011,387	45.2
OTHERS	1,414,709	34.3	3,316,251	4,121,301	80.5
INVESTMENT TELMEX MEX	5,150,152	31.3	13,012,730	16,439,024	79.2
LATINOAMERICA	621,485	31.8	1,869,054	1,951,421	95.8
EMBRATEL	2,040,291	30.5	7,449,774	6,680,507	111.5
TOTAL INVESTEMENTS	7,811,928	31.2	22,331,558	25,070,952	89.1

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

AT MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	281,339,382	100	271,042,945	100
s02	CURRENT ASSETS	64,767,816	23	52,034,931	19
s03	CASH AND SHORT-TERM INVESTMENTS	19,545,612	7	14,330,225	5
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	28,461,759	10	25,857,377	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	8,626,399	3	7,218,783	3
s06	INVENTORIES	1,662,604	1	1,239,571	0
s07	OTHER CURRENT ASSETS	6,471,442	2	3,388,975	1
s08	LONG-TERM	6,697,421	2	1,114,812	0
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	6,690,814	2	1,107,411	0
s11	OTHER INVESTMENTS	6,607	0	7,401	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	157,940,492	56	162,474,493	60
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	486,043,902	173	472,705,635	174
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	337,533,928	120	319,628,624	118
s17	CONSTRUCTION IN PROGRESS	9,430,518	3	9,397,482	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	23,867,416	8	23,266,540	9
s19	OTHER ASSETS	28,066,237	10	32,152,169	12
s20	TOTAL LIABILITIES	196,912,356	100	167,153,540	100
s21	CURRENT LIABILITIES	57,953,096	29	47,767,476	29
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	8,923,526	5	11,128,590	7
s24	STOCK MARKET LOANS	6,615,765	3	3,450,517	2
s103	OTHER LOANS WITH COST	1,825,805	1	1,102,305	1
s25	TAXES PAYABLE	4,618,001	2	1,187,043	1
s26	OTHER CURRENT LIABILITIES WITHOUT COST	35,969,999	18	30,899,021	18
s27	LONG-TERM LIABILITIES	120,617,583	61	104,241,276	62
s28	BANK LOANS	79,178,158	40	54,342,361	33
s29	STOCK MARKET LOANS	41,439,425	21	49,898,915	30
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	18,341,677	9	15,144,788	9
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	84,427,026	100	103,889,405	100
s34	MINORITY INTEREST	51,880,459	61	71,079,865	68
s35	MAJORITY INTEREST	32,546,567	39	32,809,540	32
s36	CONTRIBUTED CAPITAL	6,983,415	8	6,986,243	7
s79	CAPITAL STOCK	6,377,722	8	6,380,520	6
s39	PREMIUM ON ISSUANCE OF SHARES	605,693	1	605,723	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	25,563,152	30	25,823,297	25
s42	RETAINED EARNINGS AND CAPITAL RESERVES	48,638,294	58	44,360,493	43
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(23,075,142)	(27)	(18,537,196)	(18)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s03	CASH AND SHORT-TERM INVESTMENTS	19,545,612	100	14,330,225	100
s46	CASH	3,135,773	16	2,540,928	18
s47	SHORT-TERM INVESTMENTS	16,409,839	84	11,789,297	82
s07	OTHER CURRENT ASSETS	6,471,442	100	3,388,975	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	686,196	20
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,471,442	100	2,702,779	80
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	23,867,416	100	23,266,540	100
s48	DEFERRED EXPENSES (NET)	4,547,050	19	4,986,081	21
s49	GOODWILL	18,126,919	76	18,280,459	79
s51	OTHER	1,193,447	5	0	0
s19	OTHER ASSETS	28,066,237	100	32,152,169	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	18,288,693	65	23,281,170	72
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,801,153	24	6,521,986	20
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	2,976,391	11	2,349,013	7
s21	CURRENT LIABILITIES	57,953,096	100	47,767,476	100
s52	FOREIGN CURRENCY LIABILITIES	10,749,331	19	11,383,395	24
s53	MEXICAN PESOS LIABILITIES	47,203,765	81	36,384,081	76
s26	OTHER CURRENT LIABILITIES WITHOUT COST	35,969,999	100	30,899,021	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	2,561,706	7	387,057	1
s89	INTEREST LIABILITIES	1,660,405	5	2,152,530	7
s68	PROVISIONS	0	0	0	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	31,747,888	88	28,359,434	92
s27	LONG-TERM LIABILITIES	120,617,583	100	104,241,276	100
s59	FOREIGN CURRENCY LIABILITIES	106,767,583	89	85,716,758	82
s60	MEXICAN PESOS LIABILITIES	13,850,000	11	18,524,518	18
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	18,341,677	100	15,144,788	100
s66	DEFERRED TAXES	15,950,067	87	12,832,460	85
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,391,610	13	2,312,328	15
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,377,722	100	6,380,520	100
s37	CAPITAL STOCK (NOMINAL)	1,174,383	18	1,176,785	18
s38	RESTATEMENT OF CAPITAL STOCK	5,203,339	82	5,203,735	82

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
s42	RETAINED EARNINGS AND CAPITAL RESERVES	48,638,294	100	44,360,493	100
s93	LEGAL RESERVE	1,111,618	2	1,111,618	3
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	42,633,285	88	39,811,276	90
s45	NET INCOME FOR THE YEAR	4,893,391	10	3,437,599	8
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(23,075,142)	100	(18,537,196)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(19,723,167)	85	(15,185,221)	82
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,351,975)	15	(3,351,975)	18
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	6,814,720	4,267,455
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	123	118
s75	EMPLOYEES (*)	26,205	24,151
s76	WORKERS (*)	50,453	51,257
s77	OUTSTANDING SHARES (*)	3,490,238,700	3,497,375,500
s78	REPURCHASED SHARES (*)	444,838,343	437,701,543
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
r01	NET SALES	45,143,042	100	44,023,910	100
r02	COST OF SALES	23,870,858	53	23,020,799	52
r03	GROSS PROFIT	21,272,184	47	21,003,111	48
r04	GENERAL EXPENSES	7,758,006	17	7,365,310	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	13,514,178	30	13,637,801	31
r08	OTHER INCOME AND (EXPENSE), NET	(593,922)	(1)	(726,033)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(740,274)	(2)	(1,541,936)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	304,996	1	65,339	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	12,484,978	28	11,435,171	26
r10	INCOME TAXES	3,432,308	8	3,325,588	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,052,670	20	8,109,583	18
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	9,052,670	20	8,109,583	18
r19	NET INCOME OF MINORITY INTEREST	4,159,279	9	4,671,984	11
r20	NET INCOME OF MAJORITY INTEREST	4,893,391	11	3,437,599	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	45,143,042	100	44,023,910	100
r21	DOMESTIC	31,639,218	70	31,230,997	71
r22	FOREIGN	13,503,824	30	12,792,913	29
r23	TRANSLATED INTO DOLLARS (***)	1,221,988	3	1,102,696	3
r08	OTHER INCOME AND (EXPENSE), NET	(593,922)	100	(726,033)	100
r49	OTHER INCOME AND (EXPENSE), NET	250,535	(42)	109,370	(15)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	844,457	(142)	835,403	(115)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(740,274)	100	(1,541,936)	100
r24	INTEREST EXPENSE	2,544,211	(344)	2,263,282	(147)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,048,979	(142)	492,036	(32)
r46	OTHER FINANCIAL PRODUCTS	50,389	(7)	693,693	(45)
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(352,984)	48	(1,335,704)	87
r28	RESULT FROM MONETARY POSITION	1,057,553	(143)	871,321	(57)
r10	INCOME TAXES	3,432,308	100	3,325,588	100
r32	INCOME TAX	3,219,254	94	4,257,250	128
r33	DEFERRED INCOME TAX	213,054	6	(931,662)	(28)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	45,143,043	44,023,911
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	177,892,817	171,108,227
r39	OPERATING INCOME (**)	45,925,170	52,375,927
r40	NET INCOME OF MAJORITY INTEREST (**)	14,110,058	12,660,011
r41	NET CONSOLIDATED INCOME (**)	27,976,321	30,818,567
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	5,553,320	5,783,982

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	45,143,042	100	44,023,910	100
rt02	COST OF SALES	23,870,858	53	23,020,799	52
rt03	GROSS PROFIT	21,272,184	47	21,003,111	48
rt04	GENERAL EXPENSES	7,758,006	17	7,365,310	17
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	13,514,178	30	13,637,801	31
rt08	OTHER INCOME AND (EXPENSE), NET	(593,922)	(1)	(726,033)	(2)
rt06	COMPREHENSIVE FINANCING RESULT	(740,274)	(2)	(1,541,936)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	304,996	1	65,339	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	12,484,978	28	11,435,171	26
rt10	INCOME TAXES	3,432,308	8	3,325,588	8
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	9,052,670	20	8,109,583	18
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	9,052,670	20	8,109,583	18
rt19	NET INCOME OF MINORITY INTEREST	4,159,279	9	4,671,984	11
rt20	NET INCOME OF MAJORITY INTEREST	4,893,391	11	3,437,599	8

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
rt01	NET SALES	45,143,042	100	44,023,910	100
rt21	DOMESTIC	31,639,218	70	31,230,997	71
rt22	FOREIGN	13,503,824	30	12,792,913	29
rt23	TRANSLATED INTO DOLLARS (***)	1,221,988	3	1,102,696	3
rt08	OTHER INCOME AND (EXPENSE), NET	(593,922)	100	(726,033)	100
rt49	OTHER INCOME AND(EXPENSE), NET	250,535	(42)	109,370	(15)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	844,457	(142)	835,403	(115)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(740,274)	100	(1,541,936)	100
rt24	INTEREST EXPENSE	2,544,211	(344)	2,263,282	(147)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	0	0	0	0
rt26	INTEREST INCOME	1,048,979	(142)	492,036	(32)
rt46	OTHER FINANCIAL PRODUCTS	50,389	(7)	693,693	(45)
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	(352,984)	48	(1,335,704)	87
rt28	RESULT FROM MONETARY POSITION	1,057,553	(143)	871,321	(57)
rt10	INCOME TAXES	3,432,308	100	3,325,588	100
rt32	INCOME TAX	3,219,254	94	4,257,250	128
rt33	DEFERRED INCOME TAX	213,054	6	(931,662)	(28)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,553,320	5,459,677

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO MARCH 31 OF 2007 AND 2006

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	9,052,670	8,109,583
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,953,581	2,890,414
c03	RESOURCES FROM NET INCOME FOR THE YEAR	11,006,251	10,999,997
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,720,240)	(8,139,854)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	8,286,011	2,860,143
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,864,561	(6,662,657)
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,033,171)	(1,190,180)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	2,831,390	(7,852,837)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(11,405,575)	(5,209,659)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	(288,174)	(10,202,353)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,833,786	24,532,578
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	19,545,612	14,330,225

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Mexican Pesos)

CONSOLIDATED
Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	1,953,581	2,890,414
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	6,112,860	6,380,847
c41	+ (-) OTHER ITEMS	(4,159,279)	(3,490,433)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(2,720,240)	(8,139,854)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(1,481,417)	(314,885)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(28,703)	(373,335)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	0
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(1,210,120)	(7,451,634)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	3,864,561	(6,662,657)
c23	+ BANK FINANCING	7,455,660	823,774
c24	+ STOCK MARKET FINANCING	0	0
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	(3,591,099)	(7,486,431)
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,033,171)	(1,190,180)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(751)	0
c31	(-) DIVIDENDS PAID	(945,101)	(1,190,180)
c32	+ PREMIUM ON ISSUANCE OF SHARES	(87,319)	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	0	0
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(11,405,575)	(5,209,659)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(3,491,315)	(689,662)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(2,953,076)	(3,810,811)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	84,292
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(4,961,184)	(793,478)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT			PREVIOUS YEAR AMOUNT		
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$	4.03		$	1.09	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$	0.00		$	0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$	4.03		$	1.09	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$	0.00		$	0.00	
d08	CARRYNG VALUE PER SHARE	$	9.33		$	8.77	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$	0.00		$	0.00	
d10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
d11	MARKET PRICE TO CARRYING VALUE		5.37	times		2.85	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		12.44	times		23.00	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	20.05	%	18.42	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	43.35	%	38.58	%
p03	NET INCOME TO TOTAL ASSETS (**)	9.94	%	11.37	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	11.68	%	10.74	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.63	times	0.63	times
p07	NET SALES TO FIXED ASSETS (**)	1.12	times	1.05	times
p08	INVENTORIES TURNOVER (**)	0.00	times	0.00	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49.34	days	45.96	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	11.20	%	10.12	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	69.99	%	61.67	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.33	times	1.60	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	59.67	%	58.09	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	76.36	%	64.15	%
p15	OPERATING INCOME TO INTEREST PAID	5.31	times	6.02	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	1.02	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.11	times	1.08	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.08	times	1.06	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.32	times	0.31	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	33.72	%	29.99	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	24.38	%	24.98	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(6.02)	%	(18.48)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.25	times	1.26	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	136.48	%	84.84	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(36.48)	%	15.15	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	25.89	%	73.14	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APLLY

Carso Global Telecom, S.A.B. de C.V. and subsidiaries (collectively, the Company or Telecom) was incorporated on June 24, 1996 as a result of a spin-off from Grupo Carso, S.A.B. de C.V. (Carso Group), approved at an extraordinary stockholders meeting held on April 30, 1996.

At December 31, 2006 and 2005, Telecoms principal assets are represented by its investment in the shares of Teléfonos de México, S.A.B. de C.V. and subsidiaries (Telmex), as well as in other telecommunications companies.

Telecom, through its subsidiary Telmex, provides telecommunication services primarily in Mexico. Starting in 2004, the Company also provides its services in Latin America and the United States of America. Telmex obtains its revenues primarily from telecommunications services, including domestic and international long-distance and local telephone services, data transmission to corporate networks and internet services, and the interconnection of the subscribers with cellular networks, as well as the interconnection of domestic long-distance operators, cellular telephone companies and local service operators networks with the Telmex local network. Telmex also obtains revenues from the sale of advertising in the published telephone directory and the sale of telephone equipment.

Summary of Significant Accounting Policies and Practices

The accompanying consolidated financial statements have been prepared in conformity with Financial Reporting Standards (Mex-FRS), which include the Bulletins and circulars issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the Mex-FRS, as well as the Mex-FRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

The Mex-FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the Mex-FRS will hereinafter be referred to by their original name or rather, either as Mex-FRS or as Mexican accounting Bulletin, as the case may be.

On March 30, 2007, Telecoms management and Audit Committee authorized the issuance of the accompanying financial statements and these notes, which must be also approved by the Companys Board of Directors and stockholders in their next meetings.

a) Consolidation and basis of translation of financial statements of foreign companies
i) Consolidation

At December 31, 2006, Telecom directly owns 47.94% (43.91% in 2005) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 71.16% and 70.89% of the voting shares of Telmex at December 31, 2006 and 2005, respectively (see Note 6). Additionally, Telecom indirectly owns through Empresas y Controles en Comunicaciones, S.A. de C.V. 4.75% in 2006 (1.06% in 2005) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Telecom and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms

financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

ii) Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, except for Global Telecom LLC, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

4.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

The financial statements of the subsidiary Global Telecom, LLC (Global) located in the U.S.A. were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican Financial Reporting Standards. Global was a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged into Empresas y Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

b) Recognition of revenues

Revenues are recognized at the time services are provided.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as the service is provided. The revenues and expenses from the sale of advertising in the telephone directory are recorded at the time the directories are

published. Revenues from the sale of equipment are recorded when the product is delivered.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

5.

c) Recognition of the effects of inflation on financial information

The Company recognizes the effects of inflation on financial information. Consequently, the amounts shown in the accompanying financial statements and in these notes are expressed in thousands of Mexican pesos with purchasing power at December 31, 2006. The weighted restatement factor applied to the financial statements at and for the years ended December 31, 2005 as originally issued was 1.0648. This restatement factor was determined based on revenues, as well as on the average weighted inflation rate and changes in the exchange rate for each of the countries in which the Company operates.

Plant, property and equipment and construction in progress were restated as described in Note 4. Telephone plant and equipment are depreciated primarily using the straight-line method based on the estimated useful lives of the related assets (see Note 4c).

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of (i) the accumulated monetary position gain determined at the time the provisions of Mexican accounting Bulletin B-10 were first applied derived from the spun-off company (Grupo Carso), (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and (iii) the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the

caption Comprehensive financing cost.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as non-cash items in the determination of resources provided by operations.

d) Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

6.

Marketable securities are represented by equity securities held for trading; instruments available for sale are represented by equity securities (see Note 2). Both are stated at market value. Changes in the market value of instruments classified as available for sale are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders equity until they are sold.

e) Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Companys experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

f) Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investors equity interest in the results of operations and in the stockholders equity of investees at the time such results are determined (see Note 6).

g) Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill may no longer be amortized, but rather is subject to annual impairment valuations and adjustments.

In 2006, the Company recorded impairment of goodwill for Ps. 294,241, which was recognized in the caption Comprehensive financing cost.

h) Licenses

The Company records licenses at acquisition cost and restates them based on the inflation

rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

i) Impairment of assets

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery value of each asset, which is defined as the difference between the assets net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss.

7.

j) Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

k) Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method (see Note 7).

l) Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

m) Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in the caption Other accumulated comprehensive income items in stockholders equity, while the ineffective portion of the gain or loss is reported in net income. The effectiveness of derivatives is determined at the time they are defined as acquired for hedging purposes. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item

are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

n) Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

8.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

o) Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, the changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders equity.

p) Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share.

q) Use of estimates

In conformity with Mexican Financial Reporting Standards, the preparation of financial statements requires the use of estimates and assumptions in certain areas. Actual results could differ from these estimates.

r) Concentration of risk

The Company invests a portion of its surplus cash in time deposits in financial institutions with strong credit ratings. Telecom does not believe it has significant concentrations of credit risks in its accounts receivable, as it has a broad customer base that is geographically diverse.

s) Segment information

Segment information is prepared based on information used by the Company in its decision making processes based on the geographical areas in which the Company operates, in

conformity with the requirements of Mexican accounting Bulletin B-5, Financial Information by Segment (see Note 16).

t) New accounting pronouncements

The most important new pronouncements that came into force in 2006 are as follows:

9.

Mex-FRS A-3, User Needs and the Objective of Financial Statements, establishes, among other provisions, that the statement of changes in financial position will be substituted by a statement of cash flows whenever so required by the specific standards. At December 31, 2006, there are not yet any specific rules for the issuance of the statements of cash flows. Therefore, the statement of changes in financial position will continue being used, until such time as the specific standards have been issued.

Mex-FRS A-5, Basic Elements of Financial Statements, includes a new classification of revenues and expenses in the statement of income, as either ordinary or non-ordinary. Ordinary revenues and expenses derive from common transactions or events; in other words, they are those transactions carried out for the entitys own business purposes, either on a frequent or non-frequent basis. Non-ordinary revenues and expenses correspond to unusual transactions or events, both frequent and non-frequent. Also, this pronouncement excludes such items that, under the abolished Mexican accounting Bulletin A-7, Comparability, were considered either as special or extraordinary.

This Mex-FRS also requires entities to reclassify other comprehensive income items to results of operations at the time the net assets that gave rise to them are realized.

However, Mexican accounting Bulletin B-3, Statements of Income, in force at December 31, 2006, has made no reference to such classification or provided the rules for reclassifying other comprehensive income items. Consequently, statements of income are still presented, as required by Bulletin B-3 that is still in force.

The new Mex-FRS B-3, Statements of Income, issued by the CINIF, will take effect on January 1, 2007. Therefore, the requirement to classify revenues and expenses as either ordinary or non-ordinary will be effective on December 31, 2007.

Mex-FRS A-7, Preparation and Disclosure, requires that the date on which the issuance of the financial statements was approved, as well as the names of the entity officers or governing bodies that authorize their issuance, be disclosed in the financial statements.

Mex-FRS B-1, Accounting Changes and Error Corrections, establishes that changes in internal accounting policies and reclassifications and error corrections must be recognized retrospectively, so that both the basic financial statements for the most recent period presented and those presented for comparison with the current period statements are adjusted as if the new policy, classification or error correction had always been applied. This Mex-FRS also requires that, in the event of reclassifications, the affected captions and the related amounts be disclosed as they were previously presented.

The adoption of these new rules had no effect on the Companys financial statements.

The following new pronouncements entered into force on January 1, 2007:

Mex-FRS B-3, Statement of Income, establishes the guidelines for classifying revenues, costs and expenses as either ordinary or non-ordinary, modifies certain specific Mex-FRS, redefines the primary sections of the statements of income to provide a new classification of ordinary" items, and eliminates the caption Initial accumulated effect of changes in accounting principles from the statement of income, which is consistent with the Mex-FRS B-1 mentioned above.

10.

The Interpretation to Mex-FRS 4, Presentation of Employee Profit Sharing in the Statement of Income, establishes, based on the result of the analysis of Mex-FRS B-3, Mex-FRS D-3 and Mex-FRS D-4, that employee profit sharing must be presented in the statements of income as an ordinary expense, as part of the caption Other income and expenses.

Mex-FRS B-13, Subsequent Events at the Date of the Financial Statements, establishes that certain events, such as the restructuring of assets and liabilities and the relinquishing of creditors of their collection rights in the case of debt default, shall be disclosed in the notes to the financial statements and recognized in the period in which they took place. Accordingly, the financial statements may no longer be adjusted to reflect such subsequent events, as was permitted under Bulletin B-13.

Mex-FRS C-13, Related Parties, broadens the definition of related parties to include joint business involving either: i) the reporting entity ii) immediate family members of key management personnel or directors or iii) funds derived from labor obligation plans. This Mex-FRS also establishes the following disclosures: This standard obligates entities to disclose: i) the relationship between the controlling company and its subsidiaries, irrespective of whether transactions were carried out between them in the period; ii) the name of the direct controlling company and, when different from such, the name of the principal controlling company of the economic entity to which the entity belongs; iii) compensations granted to the entitys key management personnel or directors and; iv) that the considerations for transactions carried out with its related parties were set on an arms length basis, or rather, are similar to prices that would be established for similar transactions between third parties, provided that such parity may be demonstrated.

Mex-FRS D-6, Capitalization of the Comprehensive Financing Cost, establishes that entities must capitalize comprehensive financing cost (CFC), which was previously optional. Capitalizable CFC is defined as the amount attributable to qualifying assets that could have been avoided if such acquisition had not taken place. Qualifying assets are defined as those assets acquired by an entity requiring a prolonged acquisition period in order to use, sell or lease them. Mex-FRS D-6 establishes the conditions necessary for the capitalization of CFC and the method under which the capitalizable amount must be determined, and also provides guidelines for determining when such capitalization must be suspended.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	10,724,000,000	53.97
MULTIMEIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	10,562,176,902	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Grupo Telvista, S.A. de C.V.	SERVICIES	450	45.00	510,138	454,777
Centro Histórico de la Ciudad de México, S.A. de C	SERVICIES INM.	80,020,000	21.77	80,020	108,982
TM and MS, LLC	Internet (Prodigy MSN)	1	50.00	29,621	57,507
Net Servicos de Comunicacao, S.A.	SERVICIES NETWORKS	117,755,397	38.78	5,488,548	2,650,959
Eidon Software, S.A. de C.V.	software	35,567,911	22.74	35,568	55,471
2Wire, Inc.	INTERNET	8,619,242	13.00	648,400	160,857
TV Cable, S.A.	SERVICIES NETWORKS	2,361,500,432	100.00	1,366,748	1,366,748
TV cable del Pacifico, S.A.E.S.P.	SERVICIES NETWORKS	500,000	100.00	1,292,171	1,292,171
Boga Comunicaciones, S.A.	SERVICIES NETWORKS	49,042,103	100.00	279,828	279,828
Ecuador Telecom, S.A.	SERVICIES	1,000,000	100.00	263,514	263,514
TOTAL INVESTMENT IN ASSOCIATES				9,994,556	6,690,814
OTHER PERMANENT INVESTMENTS					6,607
TOTAL				9,994,556	6,697,421

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BBV ARGENTARIA, S.A.	NOT		22/12/2007	6.08							177,764	0	0	0	0	0
BANCO SANTANDER CH NY	NOT		22/12/2009	5.53							31,225	0	6,127	3,007	0	0
DEXIA BANK	NOT		21/12/2014	6.33							273,453	0	196,104	196,104	141,154	107,716
EXPORT DEVELOPMENT C	NOT		22/04/2009	5.88							38,470	4,395	17,761	5,786	0	0
MIZUHO CORPORATE BANK LTD	NOT		15/01/2016	5.68							184,182	184,182	368,364	368,364	368,364	1,841,754
NATIXIS BANQUE	NOT		31/03/2022	2.00							13,797	8,061	21,878	21,878	21,878	158,063
SOCIETE GENERALE PARIS	NOT		14/06/2007	6.08							15	0	0	0	0	0
VARIAS INSTITUCION	NOT		30/11/2013	6.49							705,423	184,528	1,835,299	1,261,938	1,103,986	336,168
VARIAS INSTITUCION	NOT		01/07/2007	7.67							2,907,736	129,221	3,455,631	629,106	572,000	862,362
EXPORT DEVELOPMENT C.	NOT		22/07/2011	5.63							17,128	17,128	34,257	34,257	34,257	17,128
JAPAN BANK INT. COOP.	NOT		10/10/2011	6.21							947,222	0	947,222	947,222	947,222	947,069
CHASE MANHATAN BANK	NOT		13/08/2010	5.98							0	0	0	0	2,210,140	0
WACHOVIA	NOT		13/09/2011	5.60							0	0	0	0	0	1,105,070
DRESDNER	NOT		04/02/2008	6.19							0	1,105,070	0	0	0	0
DRESDNER	NOT		31/03/2008	6.19							0	1,105,070	0	0	0	0
SANTANDER	NOT		15/04/2010	5.94							0	0	0	0	1,105,070	0
SANTANDER	NOT		10/05/2010	5.93							0	0	0	0	1,105,070	0
SANTANDER	NOT		12/09/2011	5.54							0	0	0	0	0	1,105,070
SANTANDER	NOT		18/10/2011	5.56							0	0	0	0	0	1,105,070
SANTANDER	NOT		06/12/2011	5.53							0	0	0	0	0	2,210,140
SANTANDER	NOT		18/12/2011	5.55							0	0	0	0	0	2,210,140
BBVA BANCOMER	NOT		21/05/2011	5.61							0	0	0	0	0	2,210,140
BBVA BANCOMER	NOT		01/06/2011	5.61							0	0	0	0	0	1,105,070
BBVA BANCOMER	NOT		21/02/2012	5.66							0	0	0	0	0	3,315,212
BNP PARIBAIS	NOT		20/12/2011	5.55							0	0	0	0	0	1,105,070
BANK OF AMERICA	NOT		20/05/2007	5.60							0	889,436	0	0	0	0
SECURED																
COMMERCIAL BANKS																
BANAMEX	NOT APPLIED		22/02/2010	7.36	0	0	0	1,500,000	0	0						
BBVA BANCOMER	NOT APPLIED		26/02/2010	7.41	0	0	0	1,300,000	0	0						
BBVA BANCOMER	NOT		07/07/2010	5.53							0	0	0	0	2,762,675	0
BBVA BANCOMER	NOT		07/07/2012	5.58							0	0	0	0	0	2,762,675
CITIBANK, N.A.	NOT		20/10/2009	5.53							0	0	0	14,365,910	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
CITIBANK, N.A.	NOT		20/10/2011	5 58							0	0	0	0	0	11,050,700
CITIBANK, N.A.	NOT		11/08/2013	5 85							0	0	0	0	0	7,735,490
OTHER																
TOTAL BANKS					0	0	0	2,600,000	0	0	5,296,415	3,627,111	6,882,643	17,833,572	10,371,816	41,290,127

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits In Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERT BURS TMX 01, 02-3-4	NOT APPLIED		31/05/2012	11.05	1,000,000	0	0	400,000	0	300,000						
CERT. BURSAT TLMX 01-2	NOT APPLIED		26/10/2007	8.18	3,250,000	0	0	0	0	0						
CERT. BURSAT TLMX 05	NOT APPLIED		15/09/2011	7.64	0	0	0	0	0	500,000						
8 3/4 SENIOR NOTES PESOS	NOT APPLIED		31/01/2016	8.75	0	0	0	0	0	4,500,000						
PAGARE MEDIANO PLAZO	NOT APPLIED		20/07/2007	7.50	1,365,765	0	0	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		23/08/2007	8.53	1,000,000	0	0	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		28/11/2008	8.47	0	0	1,350,000	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		04/09/2008	8.20	0	0	1,000,000	0	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		01/09/2010	8.32	0	0	0	750,000	0	0						
CERTIFICADO BURSATIL	NOT APPLIED		23/10/2008	8.26	0	0	2,250,000	0	0	0						
4 1/2 SENIOR NOTES	NOT		19/11/2008	4.50							0	0	11,050,700	0	0	0
5 1/2 SENIOR NOTES	NOT		27/01/2005	5.50							0	0	0	0	0	8,840,560
4 3/4 SENIOR NOTES	NOT		27/01/2010	4.75							0	0	0	10,498,165	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					6,615,765	0	4,600,000	1,150,000	0	5,300,000	0	0	11,050,700	10,498,165	0	8,840,560

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated In Pesos (Thousands of $) Time Interval						Amortization of Credits in Foreign Currency (Thousands of $) Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
TOTAL SUPPLIERS					0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED				0	0	0	0	0	0						
BANK OF AMERICA	YES	20/03/2007	20/05/2007								1,825,805	0	0	0	0	0
TOTAL					0	0	0	0	0	0	1,825,805	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS CIRCULANTES	NOT APPLIED				35,959,999	0	0	0	0	0						
OTROS PASIVOS CIRCULANTES	NOT										0	0	0	0	0	0
TOTAL					35,959,999	0	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					42,585,764	0	4,600,000	3,950,000	0	5,300,000	7,122,220	3,627,111	17,933,343	28,331,737	10,371,616	50,130,687

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	5,565,471	61,502,353	1,821,666	20,130,685	81,633,038
LIABILITIES POSITION	10,717,953	118,440,889	1,736,050	19,184,573	137,625,462
SHORT-TERM LIABILITIES POSITION	1,109,613	12,262,004	1,682,778	18,595,875	30,857,879
LONG-TERM LIABILITIES POSITION	9,608,340	106,178,885	53,272	588,698	106,767,583
NET BALANCE	(5,152,482)	(56,938,536)	85,616	946,112	(55,992,424)

NOTES

USED TYPE OF CHANGE: 11.0507

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	43,589,659	145,505,985	101,916,326	0.50	509,582
FEBRUARY	45,296,959	144,520,319	99,223,360	0.30	297,670
MARCH	46,392,634	143,500,875	97,108,241	0.20	194,216
RESTATEMENT				0.00	2,083
CAPITALIZATION				0.00	96,237
FOREIGN CORP.				0.00	0
OTHER				0.00	(42,235)
TOTAL					1,057,553

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

DEBT INSTRUMENTS

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 1 YEAR: 2007

CARSO GLOBAL TELECOM, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	13,638,027	0.0		
SERVICIO LON DISTANC	0	5,670,224	0.0		
INTERCONNECTION	0	5,408,955	0.0		
CORPORATE NETWORKS	0	2,623,573	0.0		
INTERNET	0	2,617,335	0.0		
OTHERS	0	1,681,104	0.0		
FOREIGN SALES					
SERVICIES INTERN.	0	895,107	0.0		
SERVICIES LOCAL	0	1,466,320	0.0		
SERVICIO LONG DISTAN	0	6,632,536	0.0		
INTERCONEXION	0	176,355	0.0		
CORPORATE NETWORKS	0	3,154,168	0.0		
INTERNET	0	767,822	0.0		
OTHERS	0	411,516	0.0		
TOTAL		45,143,042			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES INTERNATIO	0	895,179			
FOREIGN SUBSIDIARIES					
SERVICIES INTERNATIO	0	(72)			
SERVICIES LOCAL	0	1,466,320			
SERVICIES LONG D	0	6,632,536			
INTERCONNETION	0	176,355			
CORPORATE NETWORKS	0	3,154,168			
INTERNET	0	767,822			
OTHERS	0	411,516			
TOTAL		13,503,824			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A. DE C.V.

QUARTER: 1 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,490,238,700	0	0	3,490,238,700	1,174,383	0
TOTAL			3,490,238,700	0	0	3,490,238,700	1,174,383	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,490,238,700

NOTES

PROJECT, AMOUNT EXERCISED AND PROGRESS PERCENTAGE

THOUSANDS OF PESOS

CONCEPT	1ER TRIM JUN-MARCH	%DE ADVANCE	MONTO 2007	BUDGET 2007	% OF ADVANCE
DATAS	734,584	17.4	734,584	4,214,516	17.4
REVENUES LOCAL	22,877	2.8	22,877	825,964	2.8
NETWORKS	138,490	10.3	138,490	1,339,619	10.3
EQUIPAMENT NETWORKS	250,381	9.8	250,381	2,557,714	9.8
SISTEMS	6,421	1.8	6,421	361,636	1.8
OTHERS	330,760	7.2	330,760	4,598,279	7.2
INVESTMENT TELMEX MEX	1,483,513	10.7	1,485,513	13,987,728	10.7
LATINOAMERICA	326,320	11.3	326,320	2,896,968	11.3
EMBRATEL	1,143,243	14.5	1,143,243	7,901,454	14.5
TOTAL INVESTMENT	2,953,076	12.0	2,953,076	24,696,150	12.0

At December 31, 2006, Telecom directly owns 47.94% (43.91% in 2005) of the total number of Telmex shares issued and outstanding. Of this equity interest, Telecom holds 71.16% and 70.89% of the voting shares of Telmex at December 31, 2006 and 2005, respectively (see Note 6). Additionally, Telecom indirectly owns through Empresas y Controles en Comunicaciones, S.A. de C.V. 4.75% in 2006 (1.06% in 2005) of Telmex shares issued and outstanding.

The consolidated financial statements include the accounts of Telecom and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, except for Global Telecom LLC, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income,amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

The financial statements of the subsidiary Global Telecom, LLC (Global) located in the U.S.A. were translated into Mexican pesos, considering Globals transactions as foreign operations. Consequently, the non-monetary items of Globals financial statements were translated at the historical exchange rate, recognizing the effects of inflation in Mexico in conformity with Mexican Financial Reporting Standards. Global was a foreign company through May 15, 2005; however, on May 16, 2005, Global was repatriated under the laws of Mexico and changed its corporate name to Corporativo Global Telecom, S.A. de C.V. On July 1, 2005, Global was merged into Empresas y

Controles de Comunicación, S.A. de C.V., another subsidiary of Telecom.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

AT JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
s01	TOTAL ASSETS	295,256,325	100	282,390,899	100
s02	CURRENT ASSETS	76,819,162	26	58,896,551	21
s03	CASH AND SHORT-TERM INVESTMENTS	30,017,402	10	18,019,351	6
s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	29,287,976	10	28,857,381	10
s05	OTHER ACCOUNTS AND NOTES RECEIVABLE (NET)	9,462,733	3	6,305,861	2
s06	INVENTORIES	1,836,970	1	1,222,571	0
s07	OTHER CURRENT ASSETS	6,214,081	2	4,491,387	2
s08	LONG-TERM	5,855,154	2	1,823,124	1
s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0
s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	5,844,557	2	1,815,717	1
s11	OTHER INVESTMENTS	10,597	0	7,407	0
s12	PROPERTY, PLANT AND EQUIPMENT (NET)	158,649,900	54	166,694,852	59
s13	LAND AND BUILDINGS	0	0	0	0
s14	MACHINERY AND INDUSTRIAL EQUIPMENT	493,659,084	167	495,930,473	176
s15	OTHER EQUIPMENT	0	0	0	0
s16	ACCUMULATED DEPRECIATION	344,406,181	117	338,366,183	120
s17	CONSTRUCTION IN PROGRESS	9,396,997	3	9,130,562	3
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS	26,863,287	9	24,621,285	9
s19	OTHER ASSETS	27,068,822	9	30,355,087	11
s20	TOTAL LIABILITIES	202,913,294	100	179,281,537	100
s21	CURRENT LIABILITIES	52,801,208	26	45,488,298	25
s22	SUPPLIERS	0	0	0	0
s23	BANK LOANS	6,859,072	3	12,546,154	7
s24	STOCK MARKET LOANS	7,256,902	4	1,743,060	1
s103	OTHER LOANS WITH COST	0	0	0	0
s25	TAXES PAYABLE	2,420,512	1	3,400,466	2
s26	OTHER CURRENT LIABILITIES WITHOUT COST	36,264,722	18	27,798,618	16
s27	LONG-TERM LIABILITIES	131,278,892	65	114,963,330	64
s28	BANK LOANS	81,049,242	40	63,906,064	36
s29	STOCK MARKET LOANS	50,229,650	25	51,057,266	28
s30	OTHER LOANS WITH COST	0	0	0	0
s31	DEFERRED LIABILITIES	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	18,833,194	9	18,829,909	11
s33	CONSOLIDATED STOCKHOLDERS' EQUITY	92,343,031	100	103,109,362	100
s34	MINORITY INTEREST	54,718,862	59	70,819,241	69
s35	MAJORITY INTEREST	37,624,169	41	32,290,121	31
s36	CONTRIBUTED CAPITAL	6,953,605	8	6,954,578	7
s79	CAPITAL STOCK	6,350,491	7	6,351,464	6
s39	PREMIUM ON ISSUANCE OF SHARES	603,114	1	603,114	1
s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
s41	EARNED CAPITAL	30,670,564	33	25,335,543	25
s42	RETAINED EARNINGS AND CAPITAL RESERVES	52,419,813	57	46,990,231	46
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,749,249)	(24)	(21,654,688)	(21)
s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s03	CASH AND SHORT-TERM INVESTMENTS	30,017,402	100	18,019,351	100
s46	CASH	2,911,952	10	1,899,493	11
s47	SHORT-TERM INVESTMENTS	27,105,450	90	16,119,858	89
s07	OTHER CURRENT ASSETS	6,214,081	100	4,491,387	100
s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	1,536,837	34
s82	DISCONTINUED OPERATIONS	0	0	0	0
s83	OTHER	6,214,081	100	2,954,550	66
s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	26,863,287	100	24,621,285	100
s48	DEFERRED EXPENSES (NET)	4,664,191	17	5,093,483	21
s49	GOODWILL	20,987,418	78	19,527,802	79
s51	OTHER	1,211,678	5	0	0
s19	OTHER ASSETS	27,068,822	100	30,355,087	100
s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	17,159,082	63	21,612,147	71
s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s50	DEFERRED TAXES	6,845,893	25	6,116,778	20
s86	DISCONTINUED OPERATIONS	0	0	0	0
s87	OTHER	3,063,847	11	2,626,162	9
s21	CURRENT LIABILITIES	52,801,208	100	45,488,298	100
s52	FOREIGN CURRENCY LIABILITIES	6,859,072	13	11,172,834	25
s53	MEXICAN PESOS LIABILITIES	45,942,136	87	34,315,464	75
s26	OTHER CURRENT LIABILITIES WITHOUT COST	36,264,722	100	27,798,618	100
s88	DERIVATIVE FINANCIAL INSTRUMENTS	3,871,262	11	(2,096,264)	(8)
s89	INTEREST LIABILITIES	1,812,782	5	2,040,020	7
s68	PROVISIONS	0	0	219	0
s90	DISCONTINUED OPERATIONS	0	0	0	0
s58	OTHER CURRENT LIABILITIES	30,580,678	84	27,854,643	100
s27	LONG-TERM LIABILITIES	131,278,892	100	114,963,330	100
s59	FOREIGN CURRENCY LIABILITIES	107,728,892	82	97,016,360	84
s60	MEXICAN PESOS LIABILITIES	23,550,000	18	17,946,970	16
s31	DEFERRED LIABILITIES	0	0	0	0
s65	NEGATIVE GOODWILL	0	0	0	0
s67	OTHER	0	0	0	0
s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	18,833,194	100	18,829,909	100
s66	DEFERRED TAXES	16,357,244	87	16,317,107	87
s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	2,475,950	13	2,512,802	13
s92	DISCONTINUED OPERATIONS	0	0	0	0
s69	OTHER LIABILITIES	0	0	0	0
s79	CAPITAL STOCK	6,350,491	100	6,351,464	100
s37	CAPITAL STOCK (NOMINAL)	1,174,303	18	1,175,134	19
s38	RESTATEMENT OF CAPITAL STOCK	5,176,188	82	5,176,330	81

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	CURRENT YEAR %	PREVIOUS YEAR Amount	PREVIOUS YEAR %
s42	RETAINED EARNINGS AND CAPITAL RESERVES	52,419,813	100	46,990,231	100
s93	LEGAL RESERVE	1,106,885	2	1,106,885	2
s43	RESERVE FOR REPURCHASE OF SHARES	0	0	0	0
s94	OTHER RESERVES	0	0	0	0
s95	RETAINED EARNINGS	42,341,480	81	39,710,391	85
s45	NET INCOME FOR THE YEAR	8,971,448	17	6,172,955	13
s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(21,749,249)	100	(21,654,688)	100
s70	ACCUMULATED MONETARY RESULT	0	0	0	0
s71	RESULT FROM HOLDING NON-MONETARY ASSETS	(18,411,544)	85	(18,316,983)	85
s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	0	0	0	0
s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0
s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(3,337,705)	15	(3,337,705)	15
s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0
s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BALANCE SHEETS

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF S	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
s72	WORKING CAPITAL	24,017,954	13,408,253
s73	PENSIONS AND SENIORITY PREMIUMS	0	0
s74	EXECUTIVES (*)	118	118
s75	EMPLOYEES (*)	29,688	24,323
s76	WORKERS (*)	50,074	50,992
s77	OUTSTANDING SHARES (*)	3,490,000,700	3,492,470,400
s78	REPURCHASED SHARES (*)	445,076,343	442,606,643
s101	RESTRICTED CASH	0	0
s102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE CONCEPTS ARE STATED IN UNITS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF INCOME

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	91,256,744	100	89,264,972	100
r02	COST OF SALES	49,058,472	54	47,749,939	53
r03	GROSS PROFIT	42,198,272	46	41,515,033	47
r04	GENERAL EXPENSES	15,847,804	17	15,336,167	17
r05	INCOME (LOSS) AFTER GENERAL EXPENSES	26,350,468	29	26,178,866	29
r08	OTHER INCOME AND (EXPENSE), NET	627,960	1	(1,351,843)	(2)
r06	COMPREHENSIVE FINANCING RESULT	(3,390,479)	(4)	(3,300,810)	(4)
r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	373,923	0	173,818	0
r48	NON ORDINARY ITEMS	0	0	0	0
r09	INCOME BEFORE INCOME TAXES	23,961,872	26	21,700,031	24
r10	INCOME TAXES	7,024,504	8	6,824,623	8
r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	16,937,368	19	14,875,408	17
r14	DISCONTINUED OPERATIONS	0	0	0	0
r18	NET CONSOLIDATED INCOME	16,937,368	19	14,875,408	17
r19	NET INCOME OF MINORITY INTEREST	7,965,920	9	8,702,453	10
r20	NET INCOME OF MAJORITY INTEREST	8,971,448	10	6,172,955	7

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	%	PREVIOUS YEAR Amount	%
r01	NET SALES	91,256,744	100	89,264,972	100
r21	DOMESTIC	62,915,600	69	62,481,729	70
r22	FOREIGN	28,341,144	31	26,783,243	30
r23	TRANSLATED INTO DOLLARS (***)	2,625,979	3	2,224,502	2
r08	OTHER INCOME AND (EXPENSE), NET	627,960	100	(1,351,843)	100
r49	OTHER INCOME AND (EXPENSE), NET	2,187,976	348	190,734	(14)
r34	EMPLOYEES' PROFIT SHARING EXPENSES	1,560,016	248	1,542,577	(114)
r35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
r06	COMPREHENSIVE FINANCING RESULT	(3,390,479)	100	(3,300,810)	100
r24	INTEREST EXPENSE	5,617,067	(166)	4,078,068	(124)
r42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
r45	OTHER FINANCE COSTS	0	0	0	0
r26	INTEREST INCOME	1,775,310	(52)	1,005,439	(30)
r46	OTHER FINANCIAL PRODUCTS	628,956	(19)	683,872	(21)
r25	FOREIGN EXCHANGE GAIN (LOSS) NET	(865,730)	26	(1,605,882)	49
r28	RESULT FROM MONETARY POSITION	688,052	(20)	693,829	(21)
r10	INCOME TAXES	7,024,504	100	6,824,623	100
r32	INCOME TAX	6,241,605	89	7,954,159	117
r33	DEFERRED INCOME TAX	782,899	11	(1,129,536)	(17)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF R	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
r36	TOTAL SALES	91,256,745	89,264,972
r37	TAX RESULT FOR THE YEAR	0	0
r38	NET SALES (**)	178,765,457	170,399,513
r39	OPERATING INCOME (**)	46,220,236	60,980,908
r40	NET INCOME OF MAJORITY INTEREST (**)	15,452,759	11,802,240
r41	NET CONSOLIDATED INCOME (**)	29,400,191	28,960,911
r47	OPERATIVE DEPRECIATION AND ACCUMULATED	11,141,336	11,950,916

(**) RESTATED INFORMATION OF THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTERLY STATEMENTS OF INCOME

FROM APRIL THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	45,693,171	100	44,833,815	100
rt02	COST OF SALES	24,892,130	54	24,714,876	55
rt03	GROSS PROFIT	20,801,041	46	20,118,939	45
rt04	GENERAL EXPENSES	7,975,931	17	7,695,053	17
rt05	CAPITALIZED RESULT FOR MONETARY POSITION	12,825,110	28	12,423,886	28
rt08	OTHER INCOME AND (EXPENSE), NET	1,219,826	3	(619,131)	(1)
rt06	COMPREHENSIVE FINANCING RESULT	(2,648,207)	(6)	(1,749,893)	(4)
rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	56,533	0	107,878	0
rt48	NON ORDINARY ITEMS	0	0	0	0
rt09	INCOME BEFORE INCOME TAXES	11,453,262	25	10,162,740	23
rt10	INCOME TAXES	3,584,845	8	3,467,701	8
rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	7,868,417	17	6,695,039	15
rt14	DISCONTINUED OPERATIONS	0	0	0	0
rt18	NET CONSOLIDATED INCOME	7,868,417	17	6,695,039	15
rt19	NET INCOME OF MINORITY INTEREST	3,769,318	8	3,874,700	9
rt20	NET INCOME OF MAJORITY INTEREST	4,099,099	9	2,820,339	6

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
		Amount	%	Amount	%
rt01	NET SALES	45,693,171	100	44,833,815	100
rt21	DOMESTIC	30,980,086	68	30,961,826	69
rt22	FOREIGN	14,713,085	32	13,871,989	31
rt23	TRANSLATED INTO DOLLARS (***)	1,403,991	3	1,121,806	3
rt08	OTHER INCOME AND (EXPENSE), NET	1,219,826	100	(619,131)	100
rt49	OTHER INCOME AND(EXPENSE), NET	1,938,367	159	80,358	(13)
rt34	EMPLOYEES' PROFIT SHARING EXPENSES	718,541	59	699,489	(113)
rt35	DEFERRED EMPLOYEES' PROFIT SHARING	0	0	0	0
rt06	COMPREHENSIVE FINANCING RESULT	(2,648,207)	100	(1,749,893)	100
rt24	INTEREST EXPENSE	3,019,207	(114)	1,808,559	(103)
rt42	GAIN (LOSS) ON RESTATEMENT OF UDI'S	0	0	0	0
rt45	OTHER FINANCE COSTS	75,462	(3)	0	0
rt26	INTEREST INCOME	724,268	(27)	510,498	(29)
rt46	OTHER FINANCIAL PRODUCTS	0	0	143,282	(8)
rt25	FOREIGN EXCHANGE GAIN (LOSS) NET	92,474	(3)	(412,790)	24
rt28	RESULT FROM MONETARY POSITION	(370,280)	14	(182,324)	10
rt10	INCOME TAXES	3,584,845	100	3,467,701	100
rt32	INCOME TAX	3,022,108	84	3,657,742	105
rt33	DEFERRED INCOME TAX	562,737	16	(190,041)	(5)

(***) FIGURES IN THOUSANDS OF U.S. DOLLARS AT THE EXCHANGE RATE AS OF THE END OF THE LAST REPORTED QUARTER

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME

OTHER CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF RT	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	5,536,925	6,113,429

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

FROM JANUARY THE 1st TO JUNE 30 OF 2007 AND 2006

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c01	CONSOLIDATED NET INCOME	16,937,368	14,875,408
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,346,942	4,169,042
c03	RESOURCES FROM NET INCOME FOR THE YEAR	21,284,310	19,044,450
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,083,701)	(12,075,250)
c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	18,200,609	6,969,200
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	11,847,687	3,394,386
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,946,920)	(2,465,214)
c08	RESOURCES PROVIDED BY (USED FOR) FINANCING ACTIVITIES	9,900,767	929,172
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(17,833,327)	(14,307,646)
c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	10,268,049	(6,409,274)
c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	19,749,353	24,428,625
c12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	30,017,402	18,019,351

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

STATEMENTS OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

REF C	CONCEPTS	CURRENT YEAR Amount	PREVIOUS YEAR Amount
c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING RESOURCES	4,346,942	4,169,042
c13	+ DEPRECIATION AND AMORTIZATION FOR THE YEAR	12,312,862	13,259,742
c41	+ (-) OTHER ITEMS	(7,965,920)	(9,090,700)
c04	RESOURCES PROVIDED OR USED IN OPERATION	(3,083,701)	(12,075,250)
c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	531,790	(339,448)
c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(191,017)	(165,767)
c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	0	(5,530,959)
c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	0	0
c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(3,424,474)	(6,039,076)
c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	11,847,687	3,394,386
c23	+ BANK FINANCING	(6,751,013)	10,771,521
c24	+ STOCK MARKET FINANCING	18,598,700	(7,377,135)
c25	+ DIVIDEND RECEIVED	0	0
c26	+ OTHER FINANCING	0	0
c27	(-) BANK FINANCING AMORTIZATION	0	0
c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0
c29	(-) OTHER FINANCING AMORTIZATION	0	0
c42	+ (-) OTHER ITEMS	0	0
c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	(1,946,920)	(2,465,214)
c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	(830)	(1,267)
c31	(-) DIVIDENDS PAID	(1,846,922)	(2,369,143)
c32	+ PREMIUM ON ISSUANCE OF SHARES	0	0
c33	+ CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0
c43	+ (-) OTHER ITEMS	(99,168)	(94,804)
c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(17,833,327)	(14,307,646)
c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	(3,964,907)	(5,284,672)
c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(7,060,998)	(8,467,095)
c36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	84,108
c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
c39	+ (-) OTHER ITEMS	(6,807,422)	(639,987)

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

DATA PER SHARE

CONSOLIDATED INFORMATION

Final Printing

REF D	CONCEPTS	CURRENT YEAR AMOUNT		PREVIOUS YEAR AMOUNT	
d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 4.42		$ 3.36	
d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00	
d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 4.42		$ 3.36	
d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00	
d08	CARRYNG VALUE PER SHARE	$ 10.78		$ 8.89	
d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00	
d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
d11	MARKET PRICE TO CARRYING VALUE	5.19	times	2.67	times
d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	12.68	times	14.14	times
d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

RATIOS

CONSOLIDATED

Final Printing

REF P	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR	
	YIELD				
p01	NET INCOME TO NET SALES	18.56	%	16.66	%
p02	NET INCOME TO STOCKHOLDERS' EQUITY (**)	41.07	%	36.55	%
p03	NET INCOME TO TOTAL ASSETS (**)	9.95	%	10.25	%
p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
p05	RESULT FROM MONETARY POSITION TO NET INCOME	4.06	%	4.66	%
	ACTIVITY				
p06	NET SALES TO NET ASSETS (**)	0.60	times	0.60	times
p07	NET SALES TO FIXED ASSETS (**)	1.12	times	1.02	times
p08	INVENTORIES TURNOVER (**)	6.80	times	6.10	times
p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	50.23	days	50.59	days
p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	9.75	%	10.15	%
	LEVERAGE				
p11	TOTAL LIABILITIES TO TOTAL ASSETS	68.72	%	63.48	%
p12	TOTAL LIABILITIES TO STOCKHOLDERS' EQUITY	2.19	times	1.73	times
p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	56.47	%	60.34	%
p14	LONG-TERM LIABILITIES TO FIXED ASSETS	82.74	%	68.96	%
p15	OPERATING INCOME TO INTEREST PAID	4.69	times	6.41	times
p16	NET SALES TO TOTAL LIABILITIES (**)	0.88	times	0.95	times
	LIQUIDITY				
p17	CURRENT ASSETS TO CURRENT LIABILITIES	1.45	times	1.29	times
p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.42	times	1.26	times
p19	CURRENT ASSETS TO TOTAL LIABILITIES	0.37	times	0.32	times
p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	56.84	%	39.61	%
	STATEMENTS OF CHANGES				
p21	RESOURCES FROM NET INCOME TO NET SALES	23.32	%	21.33	%
p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(3.37)	%	(13.52)	%
p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	3.24	times	1.70	times
p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	119.66	%	365.31	%
p25	INTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(19.66)	%	(265.31)	%
p26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	39.59	%	59.17	%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

NO APPLY

The accompanying consolidated financial statements have been prepared in conformity with Financial Reporting Standards (Mex-FRS), which include the Bulletins and circulars issued by the Accounting Principles Board of the Mexican Institute of Public Accountants that have not been modified, replaced or abolished by the Mex-FRS, as well as the Mex-FRS issued by the Mexican Financial Reporting Standards Research and Development Board (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera, A.C. or CINIF).

The Mex-FRS are understood to encompass the new standards and interpretations issued by the CINIF plus the bulletins previously issued by the Accounting Principles Board of the Mexican Institute of Public Accountants and transferred to the CINIF. As such, any of the documents comprising the Mex-FRS will hereinafter be referred to by their original name or rather, either as Mex-FRS or as Mexican accounting Bulletin, as the case may be.

The consolidated financial statements include the accounts of Telecom and its subsidiaries. All the companies operate in the telecommunications sector or they provide services to companies operating in this sector.

The results of operations of the subsidiaries and affiliates were included in Telecoms financial statements as of the month following the acquisition.

All significant intercompany accounts and transactions have been eliminated in consolidation. The minority interest shown in the accompanying financial statements, basically refers to the equity interest of other Telmex stockholders.

Translation of financial statements of foreign companies

The financial statements of the subsidiaries and affiliates located abroad, were translated into Mexican pesos, as follows:

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

The financial statements of the subsidiary located in the United States of America (U.S.A.) were translated into Mexican pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the Mexican Institute of Public Accountants, as follows:

Recognition of revenues

Revenues are recognized at the time services are provided.

Revenues from the sale of prepaid telephone service cards are recognized based on an estimate of the usage of time covered by the prepaid card. Revenues from prepaid internet plans are recorded as the service is provided. The revenues and expenses from the sale of advertising in the telephone directory are recorded at the time the directories are published. Revenues from the sale of equipment are recorded when the product is delivered.

Local service revenues are derived from new-line installation charges, monthly service fees, measured usage charges based on the number of calls made, and other service charges to subscribers. Local service revenues also include measured usage charges based on the number of minutes in the case of prepayment plans. Revenues from domestic and international long-distance telephone services are determined on the basis of the duration of the calls and the type of service used. All these services are billed monthly, based on the rates authorized by the relevant regulatory bodies of each country. International long-distance service revenues also include the revenues earned under agreements with foreign telephone service providers or operators for the use of facilities in interconnecting international calls. These agreements specify the rates for the use of such international interconnecting facilities.

Recognition of the effects of inflation on financial information

Telephone plant and equipment are depreciated primarily using the straight-line method based on the estimated useful lives of the related assets.

Inventories for the operation of the telephone plant are valued at average cost and are restated on the basis of specific indexes. The stated value of inventories is similar to replacement value, not in excess of market.

Other non-monetary assets were restated using the inflation adjustment factors for each country.

Capital stock, premium on sale of shares and retained earnings were restated using adjustment factors obtained from the Mexican National Consumer Price Index (NCPI) published by Banco de México (Mexico's central bank).

Other accumulated comprehensive income items include the deficit from restatement of stockholders equity, which consists of (i) the accumulated monetary position gain determined at the time the provisions of Mexican accounting Bulletin B-10 were first applied derived from the spun-off company (Grupo Carso), (ii) the result from holding non-monetary assets, which represents the net difference between restatement by the specific-indexation method and the constant-peso-value method and (iii) the effects of instruments available for sale, the effects of foreign currency translation, the result from holding non-monetary items, the effect of repurchase of shares of subsidiaries net of replacement and the initial effect of the provision for vacations.

The net monetary position gain represents the effect of inflation on monetary assets and liabilities. The related amounts were included in the statements of income as part of the caption Comprehensive financing cost.

The statement of changes in financial position is prepared based on the financial statements expressed in constant Mexican pesos. The source and application of resources represent the differences between beginning and ending financial statement balances in constant Mexican pesos. Monetary and foreign exchange gains and losses are not treated as

non-cash items in the determination of resources provided by operations.

Cash equivalents, marketable securities and instruments available for sale

Cash equivalents are represented basically by time deposits in financial institutions with maturities of less than 90 days.

Marketable securities are represented by equity securities held for trading; instruments available for sale are represented by equity securities. Both are stated at market value. Changes in the market value of instruments classified as available for sale are recognized in results of operations. Changes in the market value of instruments classified as available for sale are included in stockholders equity until they are sold.

Allowance for doubtful accounts

The allowance for doubtful accounts is determined based on the Companys experience, the age of balances and economic tendencies, as well as on the evaluation of accounts receivable in litigation. Company policy is to provide for doubtful accounts on the balance of accounts receivable more than 90 days old.

Equity investment in affiliates

The investment in shares of affiliates is valued using the equity method. This accounting method consists basically of recognizing the investors equity interest in the results of operations and in the stockholders equity of investees at the time such results are determined.

Business acquisitions and goodwill

Business and entity acquisitions are recorded using the purchase method. The acquisition of minority interest is considered a transaction between entities under common control and any difference between the purchase price and the book value of net assets acquired is recognized as an equity transaction.

Goodwill represents the difference between the purchase price and the fair value of the net assets of subsidiaries and affiliates acquired at purchase date. Goodwill may no longer be amortized, but rather is subject to annual impairment valuations and adjustments.

Licenses

The Company records licenses at acquisition cost and restates them based on the inflation rate of each country. Licenses are amortized in conformity with the terms of each over periods of 5 to 29 years.

Impairment of assets

When there are indications of impairment in the value of long-lived assets, the related loss is determined based on the recovery value of each asset, which is defined as the difference between the assets net selling price and its value in use computed based on discounted cash flow. When the net carrying amount of an asset exceeds its recovery value, the difference is recognized as an impairment loss.

Exchange differences

Transactions in foreign currencies are recorded at the prevailing exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated at the prevailing exchange rate at the balance sheet date. Exchange rate differences are charged or credited directly to income of the year.

Labor obligations

Pension, seniority premium and medical assistance plan costs and termination payments are recognized periodically during the years of service of personnel, based on actuarial computations made by independent actuaries, using the projected unit-credit method.

Liability provisions

Liability provisions are recognized whenever (i) the Company has current obligations (legal or assumed) derived from past events, (ii) the liability will most likely give rise to a future cash disbursement for its settlement and (iii) the liability can be reasonably estimated.

If the effect of the time value of money is material, provision amounts are determined as the present value of the expected disbursements to settle the obligation. The discount rate applied is determined on a pre-tax basis and reflects current market conditions at the balance sheet date and, where appropriate, the risks specific to the liability. Where discounting is used, an increase in the provision is recognized as a financial expense.

The Company recognizes contingent liabilities only when they will most likely give rise to a future cash disbursement for their settlement. Also, commitments are only recognized when they generate a loss.

Financial derivative instruments and hedging activities

To protect itself against fluctuations in interest and exchange rates, the Company uses derivatives that have been classified as cash flow hedges (interest-rate swaps).

For cash flow hedges, the effective portion of the derivative's gain or loss is reported in the caption Other accumulated comprehensive income items in stockholders equity, while the ineffective portion of the gain or loss is reported in net income. The effectiveness of derivatives is determined at the time they are defined as acquired for hedging purposes. Hedges are considered to be highly effective when in the initial evaluation and during the hedging period, the fair value or cash flows of the hedged item are offset on a period-by-period or cumulative basis, as preferred, and the hedge documentation establishes changes in the fair value or cash flows of the derivative itself by a range of 80% and 125%.

Income tax and employee profit sharing

Deferred taxes are determined using the asset and liability method. Under this method, deferred tax assets and liabilities are determined on all temporary differences between the financial reporting and tax bases of assets and liabilities, applying the enacted income tax rate at the time the financial statements are issued, or the enacted income tax rate that will be in effect at the time the temporary differences giving rise to deferred tax assets and liabilities are expected to be recovered or settled.

The Company evaluates periodically the possibility of recovering deferred tax assets and, if necessary, creates a valuation allowance for those assets that are unlikely to be recovered.

Employee profit sharing is recognized only on temporary items considered non-recurring with a known turnaround time.

Comprehensive income

In conformity with Mexican accounting Bulletin B-4, Comprehensive Income, comprehensive income consists of current year net income plus the effects of deferred taxes, the translation of financial statements of foreign entities, the changes in minority interest, the result from holding non-monetary assets, the changes in the fair value of financial instruments classified as available for sale and the effect of the swap valuation applied directly to stockholders equity.

Earnings per share

The Company determined earnings per share by dividing majority net income by the average weighted number of shares issued and outstanding during the year, with the exception of shares acquired by the Company, as specified in Mexican accounting Bulletin B-14, Earnings per Share.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

SUBSIDIARIES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP
TELMEX	COMUNICATIONS	10,729,500,000	54.30
MULTIMEIA CORPORATIVO, S.A. DE C.V.	SOCIETES ADMINISTRATION	600,000	100.00
EMPRESAS Y CONTROLES, S.A. DE C.V.	SOCIETES ADMINISTRATION	10,562,176,902	100.00

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

ANALYSIS OF INVESTMENTS IN SHARES

CONSOLIDATED

ASSOCIATES

Final Printing

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	% OWNERSHIP	TOTAL AMOUNT (Thousands of Mexican	
				ACQUISITION COST	BOOK VALUE
Grupo Telvista, S.A. de C.V.	SERVICIES	450	45.00	510,138	464,822
Centro Histórico de la Ciudad de México, S.A. de C	SERVICIES	80,020,000	21.77	80,020	106,228
TM and MS, LLC	Portal de Internet (prodigy MSN)	1	50.00	29,621	68,311
Net Servicos de Comunicacao, S.A.	SERVICIES NETWORKS	117,755,397	38.78	5,488,548	5,019,980
Eidon Software, S.A. de C.V.	software	35,567,911	22.74	35,568	57,563
2Wire, Inc.	SERVICIES NETWORKS	8,619,242	13.00	648,400	127,653
TOTAL INVESTMENT IN ASSOCIATES				6,792,295	5,844,557
OTHER PERMANENT INVESTMENTS					10,597
TOTAL				6,792,295	5,855,154

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
BANKS																
FOREIGN TRADE																
BANCO SANTANDER CH NY (1)	YES	05/04/2002	22/12/2009	5.59							15,248	3,462	3,971	1,468	0	0
EXPORT DEVELOPMENT C. (1)	YES	11/05/2001	22/04/2009	5.94							20,780	12,965	14,324	0	0	0
ESPORT DEVELOPMENT C. (1)	YES	16/03/2006	22/07/2011	5.69							16,728	16,728	33,457	33,457	33,457	16,728
JAPAN BANK INT. COOP. (1)	YES	27/03/2003	10/10/2011	6.27							462,549	462,549	925,098	925,098	925,028	462,420
MIZUHO CORPORATE BANKLTD (1)	YES	15/01/2007	15/01/2006	5.73							179,880	179,880	359,761	359,761	359,761	1,798,738
NATIXIS (2)	YES	28/02/1986	31/03/2022	2.00							10,793	10,793	21,585	21,585	21,585	153,122
VARIAS INSTITUCIONES (1)	YES	30/05/1996	30/11/2013	6.92							766,589	457,227	2,311,766	1,962,710	1,813,818	678,254
VARIAS INSTITUCIONES (2)	YES	01/08/1996	01/07/2027	7.15							1,640,647	400,543	3,055,080	643,467	587,563	794,199
DRESNER	YES	04/02/2003	04/02/2008	6.19							0	1,079,260	0	0	0	0
DRESNER	YES	27/03/2003	31/03/2008	6.19							0	1,079,261	0	0	0	0
CHASE MANHATAN BANK	YES	13/08/2004	13/08/2010	5.62							0	0	0	0	2,158,521	0
WACHOVIA	YES	14/09/2006	13/09/2011	5.20							0	0	0	0	0	1,079,260
SANTANDER	YES	13/09/2006	12/09/2011	5.60							0	0	0	0	0	8,634,080
BBVA BANCOMER	YES	22/05/2006	25/05/2011	5.60							0	0	0	0	0	9,713,340
SECURED																
COMMERCIAL BANKS																
BANAMEX, S.A.	NOT APPLIED	20/02/2007	22/02/2010	7.36	0	0	0	1,500,000	0	0						
BBVA BANCOMER (1)	NOT APPLIED	22/02/2007	26/02/2010	7.66	0	0	0	1,500,000	0	0						
BBVA BANCOMER (1)	NOT	30/06/2006	30/06/2010	5.59							0	0	0	2,698,150	0	0
BBVA BANCOMER (1)	NOT	30/06/2006	30/06/2012	5.64							0	0	0	0	0	2,698,150
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2009	5.69							0	0	0	14,030,380	0	0
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2011	5.64							0	0	0	0	0	10,792,600
CITIBANK, N.A. (1)	YES	11/08/2006	20/10/2013	5.71							0	0	0	0	0	7,554,820
CISCO SYSTEMS (2)	YES	25/04/2007	22/04/2012	4.60							21,585	21,585	43,170	43,170	43,170	43,170
OTHER																
TOTAL BANKS					0	0	0	3,000,000	0	0	3,134,799	3,724,273	6,788,212	20,719,246	5,942,903	44,618,881

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing Institution (1)	Date of contract	Amortization Date	Interest Rate	Amortization of Credits Denominated In Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
STOCK MARKET																
LISTED STOCK EXCHANGE																
UNSECURED																
CERT. BURSATILES TMX1 02-3-4	NOT APPLIED	26/10/2001	31/05/2012	11.05	1,000,000	0	400,000	0	0	300,000						
CERT. BURSATILES TELMEX 01-2	NOT APPLIED	26/10/2001	26/10/2007	8.34	3,250,000	0	0	0	0	0						
CERT. BURSATILES TELMEX 06	NOT APPLIED	21/09/2006	15/09/2011	7.79	0	0	0	0	0	500,000						
CERT. BURSATILES TELMEX 07	NOT APPLIED	23/04/2007	16/03/2037	8.36	0	0	0	0	0	5,000,000						
CERT. BURSATILES TELMEX 07-2	NOT APPLIED	23/04/2007	16/04/2012	7.61	0	0	0	0	0	4,500,000						
8 3/4 SENIOR NOTES PESOS	NOT APPLIED	31/01/2006	31/01/2016	8.75	0	0	0	0	0	4,500,000						
PAGARE A MEDIANO PLAZO	NOT APPLIED	20/07/2001	20/07/2007	7.50	1,360,218	0	0	0	0	0						
CERT. BURSATILES C.P.	NOT APPLIED	21/06/2007	26/07/2007	7.34	646,684	0	0	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	29/08/2002	23/08/2007	8.53	1,000,000	0	0	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	05/12/2003	28/11/2008	8.47	0	0	1,350,000	0	0	0						
CERTIDICADOS BURSATILES	NOT APPLIED	10/09/2004	04/09/2008	8.45	0	0	1,000,000	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	10/09/2004	01/09/2010	8.32	0	0	750,000	0	0	0						
CERTIFICADOS BURSATILES	NOT APPLIED	26/11/2004	23/10/2009	8.25	0	0	2,250,000	0	0	0						
4 1/2 SENIOR NOTES (2)	YES	19/11/2003	19/11/2008	4.50							0	0	10,792,600	0	0	0
5 1/2 SENIOR NOTES (2)	YES	27/01/2005	27/01/2015	5.50							0	0	0	0	0	8,634,080
4 3/4 SENIOR NOTES (2)	YES	27/01/2005	27/01/2010	4.75							0	0	0	10,252,970	0	0
SECURED																
PRIVATE PLACEMENTS																
UNSECURED																
SECURED																
TOTAL STOCK MARKET					7,256,902	0	5,750,000	0	0	14,800,000	0	0	10,792,600	10,252,970	0	8,634,080

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

CREDITS BREAK DOWN

(Thousands of Mexican Pesos)

CONSOLIDATED

Final Printing

Credit Type / Institution	With foreing institution [1]	Date of agreement	Amortization Date		Amortization of Credits Denominated in Pesos (Thousands of $)						Amortization of Credits in Foreign Currency (Thousands of $)					
					Time Interval						Time Interval					
					Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year	Current Year	Until 1 Year	Until 2 Year	Until 3 Year	Until 4 Year	Until 5 Year
SUPPLIERS																
TOTAL SUPPLIERS					0	0	0	0	0	0	0	0	0	0	0	0
OTHER LOANS WITH COST (S103 Y S30)																
	NOT APPLIED				0	0	0	0	0	0						
TOTAL					0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES WITHOUT COST (S26)																
OTROS PASIVOS	NOT APPLIED				38,264,722	0	0	0	0	0						
TOTAL					38,264,722	0	0	0	0	0	0	0	0	0	0	0
TOTAL GENERAL					43,521,624	0	5,750,000	3,000,000	0	14,800,000	3,134,799	3,724,273	17,560,812	30,972,216	5,942,903	53,252,961

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

FOREIGN CURRENCY POSITION	DOLLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	
MONETARY ASSETS	6,098,480	65,818,449	2,099,821	22,662,523	88,480,972
LIABILITIES POSITION	10,632,547	114,752,832	1,974,901	21,314,313	136,067,145
SHORT-TERM LIABILITIES POSITION	735,064	7,933,255	1,872,116	20,204,998	28,138,253
LONG-TERM LIABILITIES POSITION	9,897,483	106,819,577	102,785	1,109,315	107,928,892
NET BALANCE	(4,534,067)	(48,934,383)	124,920	1,348,210	(47,586,173)

NOTES

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

RESULT FROM MONETARY POSITION

CONSOLIDATED

(Thousands of Mexican Pesos)

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITY MONETARY POSITION	MONTHLY INFLATION	MONTHLY PROFIT AND (LOSS)
JANUARY	43,598,658	145,505,985	101,916,327	0.50	509,582
FEBRUARY	45,296,959	144,520,319	99,223,360	0.30	297,670
MARCH	46,392,634	143,500,875	97,108,241	0.20	194,216
APRIL	45,681,786	149,066,928	103,385,142	0.03	31,016
MAY	53,123,698	152,968,440	99,835,742	(0.48)	(479,212)
JUNE	53,994,451	152,098,611	98,104,160	0.08	78,483
RESTATEMENT				0.00	(725)
CAPITALIZATION				0.00	0
FOREIGN CORP.				0.00	72,176
OTHER				0.00	(15,154)
TOTAL					688,052

OTHER CONCEPTS:	
CAPITALIZED RESULT FOR MONETARY POSITION	0

NOTES

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APPLY

ACTUAL SITUATION OF FINANCIAL LIMITED

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)
NO APPLY		0	0.00

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

MAIN RAW MATERIALS

CONSOLIDATED

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
NO APPLY					0

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM

QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

SALES

Final Printing

MAIN PRODUCTS	NET SALES		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
DOMESTIC SALES					
SERVICIES LOCAL	0	26,929,264	0.0		
SERV. LONG DISTANCE	0	11,308,324	0.0		
INTERCONNECTION	0	11,132,386	0.0		
CORPORATE NETWORKS	0	5,262,509	0.0		
INTERNET	0	5,194,286	0.0		
OTHERS	0	3,088,831	0.0		
FOREIGN SALES					
SERV. INTERNATIONAL	0	1,782,310	0.0		
SERVICIES LOCAL	0	3,172,918	0.0		
SERV. LONG DISTANCE	0	13,514,967	0.0		
INTERCONNECTION	0	365,050	0.0		
REDES CORPORATIVAS	0	6,630,365	0.0		
INTERNET	0	1,806,132	0.0		
OTHERS	0	1,069,402	0.0		
TOTAL		91,256,744			

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM QUARTER: 2 YEAR: 2007

CARSO GLOBAL TELECOM, S.A.B. DE C.V.

SALES DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SALES

Final Printing

MAIN PRODUCTS	NET SALES		DESTINATION	MAIN	
	VOLUME	AMOUNT		TRADEMARKS	CUSTOMERS
EXPORT					
SERVICIES INTERNATIO	0	1,782,198			
FOREIGN SUBSIDIARIES					
SERVICIES INTERNATI	0	112			
SERVICIES LOCAL	0	3,172,918			
SERVICIO LONG D.	0	13,514,967			
INTERCONNETION	0	365,050			
CORPORATE NETWORKS	0	6,630,365			
INTERNET	0	1,806,132			
OTHERS	0	1,069,402			
TOTAL		28,341,144			

NOTES

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: TELECOM
CARSO GLOBAL TELECOM, S.A.B. DE C.V.

QUARTER: 2 YEAR: 2007

ANALYSIS OF PAID CAPITAL STOCK

CONSOLIDATED

Final Printing

SERIES	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUBSCRIPTION	FIXED	VARIABLE
A-1	0.0000	4	3,490,000,700	0	0	3,490,000,700	1,174,303	0
TOTAL			3,490,000,700	0	0	3,490,000,700	1,174,303	0

TOTAL NUMBER OF SHARES REPRESENTING THE PAID IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION: 3,490,000,700

NOTES

THOUSANDS OF PESOS

2DO TRIM %DE CONCEPT	BUDGET APR-JUN	% DE ADVANCE	2007	2007	ADVANCE
DATAS	1,058,487	25.1	1,790,349	4,214,516	42.5
REVENEUS LOCAL	73,017	8.8	95,809	825,964	11.6
NETWORKS	268,445	20.0	406,421	1,339,619	30.3
EQUIPAMENT NETWORKS	442,514	17.3	691,967	2,557,714	27.1
SISTEMS	21,425	5.9	23,217	361,636	6.4
OTHERS	582,354	12.7	911,891	4,598,279	19.8
INVESTMENT TELMEX MEX	2,446,242	17.6	3,919,654	13,987,728	28.2
LATINOAMERICA	473,612	16.3	808,377	2,896,968	27.9
EMBRATEL	1,185,725	15.0	2,332,967	7,901,454	29.5
TOTAL INVESTMENT	4,105,579	16.6	7,060,998	24,696,150	28.6

The financial statements as reported by the subsidiaries abroad were adjusted to conform to Mexican Financial Reporting Standard in force, in the local currency, and later restated to constant pesos based on the inflation rate of the country in which the subsidiary operates.

All balance sheet amounts, except for stockholders equity, were translated at the prevailing exchange rate at year-end; stockholders equity accounts were translated at the prevailing exchange rate at the time capital contributions were made and earnings were generated. The statement of income amounts, restated to constant pesos, were translated at the prevailing exchange rate at the end of the reporting period.

Exchange differences and the monetary position effect derived from intercompany monetary items were eliminated from the consolidated statements of income.

Translation differences are included in the caption Effect of translation of foreign entities and are included in stockholders equity as part of the caption Other comprehensive income items.

DISCLOSURE OF APPLICATION OF THE

BETTER BUSINESS PRACTICES CODE

WITH RESPECT TO THE

BOARD OF DIRECTORS AND

THE GENERAL SHAREHOLDERS' MEETING

OF

CARSO GLOBAL TELECOM, S.A.B. DE C.V., FOR FISCAL YEAR 2006,

WITH INFORMATION THROUGH JUNE 29, 2007

DISCLOSURE OF APPLICATION OF THE BETTER BUSINESS PRACTICES CODE WITH RESPECT TO THE BOARD OF DIRECTORS AND THE GENERAL SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A.B. DE C.V., FOR FISCAL YEAR 2006, WITH INFORMATION THROUGH JUNE 29, 2007.

ISSUER'S CORPORATE GOVERNMENT

BOARD OF DIRECTORS

i) On the Duties of the Board of Directors (see Section I, Principle 1)

This section shall mention the corporate duties beholden to the Board of Directors, expressing the board's view and how such fits within the administrative process. Within this general framework, the board's specific duties must be described, indicating why such are considered important and necessary.

The Board of Directors of Carso Global Telecom, S.A.B. de C.V. ("Telecom" or the "Corporation") is entrusted with the legal representation of the Corporation and the establishment of general operational strategies for Telecom and its subsidiaries. In general, the board supervises compliance with its duties and obligations as established by the Securities Exchange Law and its corporate bylaws. It is invested with the most extensive authorities to carry out its business direction as set forth in the corporate purpose. The Board of Directors' mission is to supervise the administration and proper operations of the Corporation by seeking at all times to create value for the Corporation while complying with the applicable legal provisions.

The Board of Directors meets at least every quarter of each fiscal year in order to discuss the most relevant topics and operations for the Corporation and/or its subsidiaries and make the appropriate decisions. Before their meetings, the information and/or documentation on the agenda shall be made available to the board members, so they may analyze it properly.

Furthermore, the Board of Directors shall analyze the proper operations and functioning of its Subsidiaries; notwithstanding that these shall be managed by their own administrative body.

In addition to the duties set forth in various legal ordinances, the Board of Directors of Telecom has the following duties: (i) establish the strategic plan for the Corporation and its subsidiaries; (ii) ensure the shareholders and market have access to the Corporation's public information; (iii) establish internal-control mechanisms; (iv) ensure the Corporation has the necessary mechanisms to verify compliance with the different legal provisions beholden to it; and (v) evaluate regularly the performance by the C.E.O. as well as that of high-ranking executives of the Corporation and its subsidiaries.

ii) On the Structure of the Board of Directors (see Section I, Principles 10, 11 and 14).

This section shall mention the structure of the Board of Directors. It shall state whether there are intermediary bodies that aid it in complying with its duties. Likewise, how many, which and what duties are carried out must be indicated. The description also requires an explanation of how the intermediary bodies report on their activities to the Board of Directors.

The Board of Directors is comprised of persons that have ample financial, legal and/or administrative knowledge and experience in different areas of the highest corporate strata. This allows for a diversity of views and opinions. Hence, the decision-making process shall be nurtured by knowledge and experience.

The Board of Directors is a collegiate body comprised of 6 shareholding members and their alternates. Pursuant to Article 50, subsection I of the Securities Exchange Law, the shareholders owning voting shares, including those whose vote is limited or restricted, who individually or jointly hold 10% of the Corporation's capital stock shall be entitled to appoint and revoke a member of the board directors during a general shareholders' meeting. The board member designated by this minority may be revoked only when the rest of the board members are revoked, in which case the substitutes may not be appointed to hold such office for the next succeeding twelve months following the date of the revocation.

The chairperson of the Board of Directors must be a member of said corporate body and must be a Mexican national, according to the bylaws of the Corporation. Board members are elected for a one-year term and must continue to perform their tasks even after said term for which they have been elected has transpired. Should a board member resign, said member must continue in office for 30 calendar days if a substitute has not been appointed or when the substitute has not assumed office in terms of the Securities Exchange Law.

We believe the Corporation's Board of Directors is a pluralistic body as its members pertain to several of the highest corporate strata, which allows for a diversity of views and opinions.

The independent board members have been chosen because of their experience, capacity and professional prestige. Additionally, due to their characteristics, they can perform their duties without any conflict of interests and without being subordinated to their personal, property or financial interests. None of these independent board members (i) is a high-ranking employee or director of Telecom or of its subsidiaries or a statutory auditor of either of these; (ii) is an individual with significant influence or decision-making power in Telecom or in any subsidiary included in the business corporation or consortium to which Telecom belongs; (iii) is a shareholder forming part of the group of persons that control Telecom; (iv) is a client, service provider, borrower, partner or employee of a company that is an important client, service provider, borrower or lender; or (v) have any family, marriage or civil relationship up to the fourth degree, as well as being the spouse or common-law spouse of the persons mentioned in the foregoing items (i) to (vi).

Regarding the information about the profile and category of the members comprising the Board of Directors, the Corporation shall provide this information to the market through various documents that are placed at the disposal of the investing public.

In compliance with its duties, the Board of Directors is aided by the Audit Committee, which is comprised of three independent board members. This guarantees that their decisions or observations are carried out with the utmost diligence and are free from any conflict of interest This intermediary body has the following duties, among others: (i) to draft an annual report about its activities and to submit it to the

Board of Directors in terms of Securities Exchange Law; (ii) to give an opinion on transactions with related persons; (iii) to propose the contracting of independent specialists if necessary; and (iv) comply with all of its obligations set forth under the Securities Exchange Law.

On the Make-Up of the Board of Directors	YES	NO
1) Is the Board of Directors comprised of no fewer than five and no more than fifteen full members? (Principle 2)	X	
2) *Is the board comprised exclusively of full members? (Principle 3)		X
3) May substitute board members only substitute previously established full board members? (Principle 3)		X
4) Should it be the case, does the full board member suggest, to the Board of Directors, a designation of the person to substitute said full board member? (Principle 3)		X
5) Do independent and shareholding board members together constitute at least 40% of the Board of Directors? (Principle 7)	X	
6) Do the independent board members represent at least 20% of all board members? (Principle 7)	X	
7) Does the annual report submitted by the Board of Directors mention which board members are independent and which are shareholding members? (Principle 8)	X	
8) Does the annual report indicate the category of the shareholding members? (Principle 8)	X	
9) Does the annual report submitted by the Board of Directors state the primary duties of each board member as of the report date? (Principle 9)	X	

* In the case of an affirmative response to this question, "NOT APPLICABLE" must be contained in the comment column for Questions 3 and 4.

On the Structure of the Board of Directors	YES	NO
10) Does the Board of Directors fulfill the duties of compensating and evaluating, auditing, and planning and finances? (Principle 10)	X	
11) Are the intermediary bodies comprised exclusively of full board members? (Principle 12)		X
12) Is each intermediary body comprised of at least three and at most seven board members? (Principle 13)	X	
13) Does each independent board member, in addition to fulfilling his/her duties on the Board of Directors, participate in at least one of the intermediary bodies? (Principle 16)	X	
14) Is the independent body that is entrusted with the duty of auditing presided over by an independent board member? (Principle 17)	X	

On the Operation of the Board of Directors	YES	NO
15) Does the Board of Directors meet at least four times a year? (Principle 18)	X	
16) Is at least one of the Board of Directors' meetings dedicated to defining the Corporation's mid-term and long-term strategy? (Principle 18)	X	
17) Can a Board of Directors meeting be called with the agreement of at least 25% of the board members? (Principle	X	

19)		
18) Do board members have access to all the relevant information at least five business days prior to the meeting? (Principle 20)	X	
19) *Is there some mechanism that ensures board members can evaluate questions on strategic matters even when they do not receive the necessary information at least five business days in advance? (Principle 20)	X	
20) *Are board members who are nominated for the first time inducted with an explanation of their responsibilities and of the Corporation's standing? (Principle 21)	X	

On the Duties of the Board Members	YES	NO
21) Do the board members inform the chairman and secretary of the board of any conflict of interest that implies the need to abstention by the former from voting and, as a result, from participating in the corresponding deliberation? (Principle 22)	X	
22) Do the board members use the Corporation's assets and services solely to comply with the corporate purpose? (Principle 23)	X	
23) Should it be the case, are policies clearly defined concerning when board members use the corporate assets in exceptional circumstances for personal reasons? (Principle 23)	X	
24) *Do the board members dedicate time to their duties, attending at least 70% of the meetings to which they are called? (Principle 24)	X	
25) *Do board members maintain absolute confidentiality regarding the corporate matters of which thy have knowledge by means of the meetings they attend? (Principle 25)	X	
26) Do shareholding and substitute board members keep each other mutually informed of the matters agreed upon during Board of Directors' meeting? (Principle 26)	X	
27) Does the Board of Directors sustain its motions on the opinions, recommendations and orientations resulting from analysis of the company's operation? (Principle 27)	X	

* In the case of an affirmative response to these questions, the response must be elaborated in the comment column.

DUTY OF COMPENSATING AND EVALUATING

iii) On the Duty of Compensating and Evaluating (see Section II, Principle 28)

This section shall state how the C.E.O. and high-ranking executives are evaluated and compensated, describing the process used to comply with said duties.

The Audit Committee performs its duties of evaluation and compensation of the Corporation by analyzing, among other issues, the performance of the CEO and the high-ranking officials of its subsidiaries. These officers must execute their duties by always seeking to create value in benefit of their Corporation.

On the Operation of the Body that Fulfils the Duty of Compensating and Evaluating	YES	NO
28) Doers the intermediary body that fulfils the duties of evaluating and compensating check that the conditions for hiring high-level executives and probable pay for their separation from the Corporation respect the guidelines approved by the Board of Directors? (Principle 29)		X
29) Are the structure and policies used to determine packages for board members and executives made known? (Principle 30)	X	

DUTY OF AUDITING

iv) On the Duty of Auditing (see Section III, Principles 31, 37, 38 and 40)

This section shall mention how the auditing duty is carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the Board of Directors with respect to the Corporation's accounting practices and to the mechanisms in place to ensure the quality of the financial information.

The Corporation is a holding company; therefore, does not have any employees. The duties of internal auditing are carried out at the subsidiary level. The auditing process is coordinated between the external auditor and the internal auditor. The Audit Committee has the following duties: (i) to recommend, to the board of directors, the candidates for the Corporation's external auditor as well as the conditions for hiring and the scope of professional mandates with respect thereof; (ii) to supervise compliance with the audit agreements; (iii) to serve as a channel of communication between the board of directors and the external auditors, as well as to insure the external auditors' independence and objectivity; (iv) to review the work program, the observation letters and the auditing reports, and to inform the board of directors thereof; (v) to recommend, to the board of directors, the bases for preparing the financial information; (vi) to aid the board by reviewing the financial information and the process of issuance thereof; (vii) to contribute to defining the general guidelines for the internal-control system and to evaluate the effectiveness thereof; (viii) to coordinate and evaluate the annual internal-auditing programs; (ix) to coordinate the external and internal auditor's tasks; and (x) to confirm that the necessary mechanisms are in place to allow for verifying that the Corporation complies with the different provisions to which it is subject.

The process for selecting auditors shall take into account both the technical capacity of the auditors as well as their independence.

The Corporation shall seek to rotate the person entrusted with drafting the financial statements.

On the Selection of Auditors	YES	NO
30) Does the outside auditor's income from any outside review received in auditing the Corporation represent a percentage equal to or less than 20% of the total income of the firms entrusted with said duty? (Principle 32)	X	
31) Is the partner who reports to the Corporation replaced at least every six years? (Principle 34)	X	
32) Is the person who signs the auditing report on the Corporation's annual financial statements a person other than the person servings as the statutory auditor? (Principle 34)		
33) Is the corporate statutory auditor's professional profile revealed in the annual report? (Principle 35)		
On the Financial Information		
34) Does the Corporation have an internal auditing unit? (Principle 36)		X
35) Does the intermediary body entrusted with fulfilling the duty of auditing submit the accounting policies to the Board of Directors for approval? (Principle 37)	X	
36) Does the intermediary body entrusted with fulfilling the duty of auditing check that the intermediary public financial information is elaborated pursuant to the same principles, criteria and practices as those used to draft the annual reports? (Principle 39)	X	
On the Internal Controls		
37) Is there an internal-control system? (Principle 41)	X	
38) Are the general guidelines for the internal-control system submitted for approval from the Board of Directors? (Principle 41)	X	
39) Does the intermediary body entrusted with fulfilling the duty of auditing evaluate and issue an opinion concerning the effectiveness of the internal-control system? (Principle 42)	X	
40) Do the outside auditors validate the effectiveness of the internal-control system and issue a report concerning said	X	

controls? (Principle 43)		

Review of Compliance with Provisions	YES	NO
41) Does the intermediary body entrusted with fulfilling the duty of auditing verify the existence of controls that allow for determining if the Corporation complies with the provisions applicable thereto and does said body report to the Board of Directors periodically? (Principle 44)	X	
42) Is compliance with all applicable provisions reviewed at least once a year? (Principle 44)		X
43) Is the Board of Directors periodically informed of its legal standing? (Principle 45)	X	

DUTY OF FINANCES AND PLANNING

v) On the Duty of Finances and Planning (see Section IV, Principle 46)

This section shall mention how the financing and planning duties are carried out, describing the processes used to comply with said duties. Specifically, this section must describe how it is that the intermediary body interacts with the Board of Directors to support it in decision making.

The Audit Committee is responsible for the finances and planning. These duties include the following: (i) to make suggestions about the Corporation and its subsidiaries' investment policies for subsequent submission to the board of directors for approval; (ii) to evaluate and, as the case may be, suggest capital- or debt-financing policies for the Corporation and its subsidiaries for subsequent submission to the board of directors for approval; (iii) to evaluate and, as the case may be, suggest general guidelines for determining the Corporation's and its subsidiaries' strategic plan; (iv) to render an opinion on the premises in the annual budget and to propose such to the board for approval; (v) to verify the application of the Corporation's and its subsidiaries' budget and strategic plan; and (vi) to identify the risk factors to which the Corporation and its subsidiaries are subject, and to evaluate the policies for administration thereof.

On the Operation of the Intermediary Body Entrusted with the Duty of Finances and Planning	YES	NO
44) Does the intermediary body entrusted with the duty of finances and planning issue an evaluation of the viability of the Corporation's principle investments and financing transactions? (Principle 47)	X	X
45) Does the intermediary body entrusted with the duty of finances and planning periodically evaluate the Corporation's strategic positions pursuant to the provisions set forth in the strategy plan? (Principle 48)	X	X
46) Does the intermediary body entrusted with the duty of finances and planning support the Board of Directors by overseeing that investment and financing policies are in step with the Corporation's strategic outlook? (Principle 49)	X	X
47) Does the intermediary body entrusted with the duty of finances and planning support the Board of Directors by overseeing the Corporation's financial projections, ensuring that such are in step with the Corporation's strategic outlook? (Principle 50)	X	X

vi) Optional Question

This section provides the option, to the issuer, of elaborating on corporate government practices in addition to those recommended under the Better Business Practices Code, if such exist.

II. This part contains a questionnaire with respect to the general shareholders' meeting.

1). The questions set forth in this form shall be answered affirmatively or negatively by marking an "X" in the corresponding column.

2). In the case that the response is negative (and, as an exception, in the case that the response to Questions 1 and 2 is positive), the issuer must indicate why it does not comply with the principle recommended and, as the case may be, whether it has an alternative mechanism to that suggested. In said cases, the responses must be elaborated in the comment column, clearly expressing the corporate government practices that the Corporation follows.

3) *The questions refer to a specific section of the Better Business Practices Code so as to put the questions in context.*

QUESTIONNAIRE ON THE GENERAL SHAREHOLDERS' MEETING

SHAREHOLDERS' RIGHTS (see Section V)

i) On the Information and Agenda of the Shareholders' Meeting	YES	NO
1) Was the point known as "Miscellaneous Matters" omitted from the agenda? (Principle 51)	X	
2) Was the grouping of different topics under a single point in the agenda avoided? (Principle 51)	X	
3) Was all the information on each point in the agenda to the shareholders' meeting available 15 days in advance? (Principle 52)	X	
4) Are the shareholders' aided with a form that contains detailed information and possible voting alternatives for matters addressed in the agenda so that they properly can instruct their legal representatives? (Principle 53)	X	
5) Does the information provided to the shareholders include the proposal for the make-up of the Board of Directors together with information concerning the candidates' professional profiles? (Principle 54)		X

ii) On the Information and Communication between the Board of Directors and the Shareholders	YES	NO
6) Does the Board of Directors include, in its annual report to the shareholders' meeting, matters related to the tasks of each intermediary body and the names of the persons who comprise such? (Principle 55)	X	
7) Are the reports from each intermediary body submitted to the Board of Directors available to the shareholders together with the material for the shareholders' meeting? (Principle 55)	X	
8) Does the Corporation have policies, mechanisms and personnel responsible for informing investors and maintaining open channels of communication with shareholders and potential investors? (Principle 56)	X	

Mexico City, Federal District. June 29, 2007

Preset
CONVORDI

Ticket Symbol
TELECOM

Series

Corporate Name
CARSO GLOBAL TELECOM, S.A. DE C.V.

Type of Meeting
ORDINARY

Date
04/20/2007

Place
PASEO DE LAS PALMAS 736, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO, DISTRITO FEDERAL

Hour
13:00

Agenda
I. SUBMISSION AND, AS THE CASE MAY BE, APPROVAL OF THE FOLLOWING RESOLUTIONS:

A. THE REPORT DRAFTED BY THE CEO ACCORDING TO ARTICLES 172 OF THE GENERAL CORPORATIONS LAW AND 44 OF THE SECURITIES EXCHANGE LAW WITH THE REPORT RENDERED BY THE EXTERNAL AUDITOR ATTACHED REGARDING THE OPERATIONS AND EARNINGS OF THE CORPORATION FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2006, AS WELL AS THE OPINION BY THE BOARD OF DIRECTORS REGARDING THIS REPORT;

B. THE REPORT BY THE BOARD OF DIRECTORS REFERRED TO BY ARTICLE 172 OF THE GENERAL CORPORATIONS LAW, WHICH CONTAINS THE KEY POLICIES AND ACCOUNTING CRITERIA AND REGARDING INFORMATION USED WHILE DRAFTING THE FINANCIAL INFORMATION OF THE CORPORATION;

C. THE REPORT REGARDING THE ACTIVITIES AND OPERATIONS IN WHICH THE BOARD OF DIRECTORS INTERVENED ACCORDING TO ARTICLE 28, IV OF THE SECURITIES EXCHANGE LAW;

D. THE FINANCIAL STATEMENTS OF THE CORPORATION TO DECEMBER 31, 2006, BOTH INDIVIDUAL AND CONSOLIDATED AND THE APPLICATION OF THE EARNINGS FOR SAID FISCAL YEAR;

E. THE ANNUAL REPORT ABOUT THE ACTIVITIES CARRIED OUT BY THE AUDIT COMMITTEE ACCORDING TO ARTICLE 43 OF THE SECURITIES EXCHANGE LAW AND THE REPORT ABOUT THE SUBSIDIARIES OF THE CORPORATION;

F. NOTIFICATION OF THE PROCESS FOR COMPLIANCE WITH THE TAX LIABILITY ESTABLISHED BY ARTICLE 86, SECTION XX OF THE INCOME TAX LAW CORRESPONDING TO THE SUBMISSION OF THE REPORT TO THE SHAREHOLDERS' MEETING ABOUT COMPLIANCE WITH THE TAX LIABILITIES CHARGED TO THE CORPORATION.

II. SUBMISSION AND, AS THE CASE MAY BE, APPROVAL OF THE PROPOSAL FOR THE APPLICATION OF EARNINGS. RESOLUTIONS WERE TAKEN THEREOF.

III. RATIFICATION, AS THE CASE MAY BE, OF THE TERM OF THE BOARD OF DIRECTORS AND OF THE CEO FOR THE FISCAL YEAR 2006 AND APPOINTMENT OR RATIFICATION, AS THE CASE MAY BE, OF THE PERSONS COMPRISING THE BOARD OF DIRECTORS OF THE CORPORATION AND OTHER BODIES WITH THE PRIOR CERTIFICATION OF THEIR INDEPENDENCE, AS APPLICABLE, AS WELL AS THE CHAIRMAN OF THE AUDIT COMMITTEE AND THE DETERMINATION OF THE CORRESPONDING REIMBURSEMENTS. RESOLUTIONS WERE TAKEN THEREOF.

IV. APPOINTMENT OR RATIFICATION, AS THE CASE MAY BE, OF THE PERSONS COMPRISING THE CORPORATE BODIES, AS WELL AS THE DETERMINATION OF THE CORRESPONDING REIMBURSEMENTS. RESOLUTIONS WERE TAKEN THEREOF.

V. PROPOSAL AND, AS THE CASE MAY BE, APPROVAL OF THE MAXIMUM AMOUNT OF THE FUNDS THAT MAY BE ALLOTTED TO ACQUIRE THEIR OWN SHARES FOR THE FISCAL YEAR 2007, AS WELL AS THE PROPOSAL AND, AS THE CASE MAY BE, APPROVAL OF THE PROVISIONS AND POLICIES REGARDING THE ACQUISITION OF THE ITS SHARES. RESOLUTIONS WERE TAKEN THEREOF.

VI. DESIGNATION OF DELEGATES TO COMPLY WITH THE RESOLUTIONS TAKEN BY THIS MEETING AND, AS THE CASE MAY BE, THOSE

Attendance Requirements:
THE SHAREHOLDERS, IN ORDER TO HAVE THE RIGHT TO ATTEND THE MEETING, MUST DEPOSIT, AT THE OFFICES OF THE COMPANY LOCATED AT INSURGENTES SUR NO. 3500, EDIFICIO SEGUROS INBURSA, COLONIA PEÑA POBRE, MÉXICO 14060, FEDERAL DISTRICT (TELEPHONE 5325-0400, EXT. 0946), NO LATER THAN ON THE BUSINESS DAY PRIOR TO THE DATE OF THE MEETING (BUSINESS HOURS OF 10:00 A.M. TO 6:00 P.M. ON BUSINESS DAYS), THE SHARE CERTIFICATES OR RECEIPTS OF DEPOSIT ISSUED BY A FINANCIAL INSTITUTION, WHETHER DOMESTIC OR FOREIGN, OR BY S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, AS WELL AS THE OTHER LEGAL OR FISCAL REQUIREMENTS THAT MAY BE APPLICABLE. IN EXCHANGE FOR THE DOCUMENTS MENTIONED ABOVE, THE SHAREHOLDERS RECORDED IN THE NOMINATIVE SHARES REGISTRY BOOK, SHALL BE GRANTED AN ADMISSIONS CARD, WHICH MUST BE DELIVERED IN ORDER TO ATTEND THE MEETING. A REMINDER IS GIVEN TO BROKERAGE FIRMS AND OTHER DEPOSITORIES AT S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, THAT IN ORDER TO RECEIVE THE ADMISSIONS CARD MENTIONED ABOVE, THEY MUST PRESENT, AS APPLICABLE, A LIST CONTAINING THE NAME, DOMICILE, NATIONALITY AND NUMBER OF SHARES OF THE SHAREHOLDERS REPRESENTED.

THE SHARE LEDGER SHALL REMAIN CLOSED FOR A PERIOD OF FORTY EIGHT HOURS PRIOR TO THE TIME ESTABLISHED FOR THE MEETING UNTIL AND INCLUDING THE DATE OF THEREOF. DURING THIS PERIOD NO REGISTRY SHALL BE MADE IN THE LEDGER NOR SHALL CERTIFICATES OR DEEDS BE ISSUED.

AS OF THE PUBLICATION DATE OF THIS CALL, THE INFORMATION AND THE DOCUMENTS RELATED TO EACH ONE OF THE ITEMS ON THE AGENDA OF THE MEETING, IMMEDIATELY AND GRATUITOUSLY, ARE HEREBY PLACED AT THE DISPOSAL OF THE SHAREHOLDERS AT THE OFFICES OF THE SECRETARY OF THE BOARD OF DIRECTORS, LOCATED AT BLVD. MANUEL ÁVILA CAMACHO NO. 24, 7º. PISO, LOMAS DE CHAPULTEPEC, 11000 MEXICO, FEDERAL DISTRICT, TELEPHONE 5540-9225 (BUSINESS HOURS OF 10:00 A.M. A 6:00 P.M. ON BUSINESS DAYS).

THE SHAREHOLDERS MAY BE REPRESENTED BY AN AUTHORIZED ATTORNEY-IN-FACT AUTHORIZED BY MEANS OF A POWERS LETTERS IN ACCORDANCE WITH THE PROVISIONS OF ARTICLE EIGHTEEN OF THE CORPORATE BY-LAWS OF THE CORPORATION, AND ARTICLE 49 SECTION III OF THE STOCK EXCHANGE LAW. THE PARTIES THAT REPRESENT THE SHAREHOLDERS, MAY IDENTIFY THEMSELVES THROUGH A PROXY GRANTED IN THE FORMS DRAFTED BY THE ISSUER, WHICH SHALL BE AT THE DISPOSAL OF THE STOCK EXCHANGE INTERMEDIARIES THAT EVIDENCE THAT THEY REPRESENT THE SHAREHOLDERS OF THE ISSUER BY MEANS OF S.D. INDEVAL, S.A. DE C.V., INSTITUCIÓN PARA EL DEPÓSITO DE VALORES, AT THE DOMICILE INDICATED IN THE PARAGRAPH ABOVE OR AT PASEO DE LAS PALMAS 736, 1ER. PISO, COLONIA LOMAS DE CHAPULTEPEC, MÉXICO 11000, DISTRITO FEDERAL (TELEPHONE 5625-4900 EXTS. 3308 AND 3309), WITHIN THE TIME PERIOD INDICATED UNDER ARTICLE 49, SECTION III OF THE STOCK EXCHANGE LAW.

MEXICO, FEDERAL DISTRICT, APRIL 2, 2006

RAFAEL ROBLES MIAJA
SECRETARY OF THE BOARD OF DIRECTORS AND DELEGATE TO THE MEETING

Preset
ACUEORDI

Ticker Symbol
TELECOM

Series

Corporate Name
CARSO GLOBAL TELECOM, S.A. DE C.V.

Type of Meeting
ORDINARY

Date
04/20/2007

Attendance Percentage
98.03

Payment Date

Resolutions
PLEASE BE INFORMED THAT THE ORDINARY SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. HELD ON APRIL 20, 2007, WITH AN ASSISTANCE PERCENTAGE OF 98.03693%, ADOPTED THE FOLLOWING IMPORTANT RESOLUTIONS:

"FIRST. IN COMPLIANCE WITH ARTICLES 172 OF THE GENERAL CORPORATIONS LAW AND 44 OF THE SECURITIES EXCHANGE LAW, THE REPORT SUBMITTED BY THE CEO TO THE BOARD OF DIRECTORS IS HEREBY ACKNOWLEDGED AND APPROVED IN ITS TERMS. FURTHERMORE, IN COMPLIANCE WITH ARTICLE 28, SECTION IV, SUBSECTION (B) OF THE SECURITIES EXCHANGE LAW, THE REPORT ABOUT THE OPERATIONS AND EARNINGS OF THE CORPORATION DURING THE FISCAL YEAR ENDING ON DECEMBER 31, 2006 RENDERED BY THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A.B. DE C.V IS ACKNOWLEDGED AND APPROVED. THE OPINION SUBMITTED BY THE BOARD OF DIRECTORS REGARDING THE CONTENTS OF SAID REPORT IN COMPLIANCE WITH ARTICLE 28, SECTION IV, SUBSECTION (C) OF THE SECURITIES EXCHANGE LAW WAS ALSO RECOGNIZED AND APPROVED. A COPY OF THIS REPORT IS HEREBY ATTACHED TO THE FILE OF THE MINUTES OF THIS MEETING AS WELL AS THE REPORT ANNEXED THERETO AND THE CORRESPONDING OPINION."

"SECOND. IN COMPLIANCE ARTICLE WITH 28, SECTION IV, SUBSECTION (D) OF THE SECURITIES EXCHANGE LAW, THE REPORT SUBMITTED BY THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A.B. DE C.V IS ACKNOWLEDGED AND APPROVED IN TERMS OF ARTICLE 172 OF THE GENERAL CORPORATIONS LAW. THIS REPORT CONTAINS THE KEY ACCOUNTING POLICIES, CRITERIA AND INFORMATION USED WHILE DRAFTING THE FINANCIAL INFORMATION OF THE CORPORATION. A COPY OF THIS REPORT IS ATTACHED TO THE FILE OF THE MINUTES OF THIS MEETING.

"THIRD. IN COMPLIANCE ARTICLE WITH 28, SECTION IV, SUBSECTION (E) OF THE SECURITIES EXCHANGE LAW, THE REPORT REGARDING THE ACTIVITIES AND OPERATIONS IN WHICH THE BOARD OF DIRECTORS INTERVENED DURING THE FISCAL YEAR ENDING ON DECEMBER 26, 2006 THAT WAS SUBMITTED BY THE BOARD OF DIRECTORS TO THE GENERAL ORDINARY SHAREHOLDERS' MEETING OF CARSO GLOBAL TELECOM, S.A.B. DE C.V IS ACKNOWLEDGED AND APPROVED. A COPY OF THIS REPORT IS ATTACHED TO THE FILE OF THE MINUTES OF THIS MEETING.

"FOURTH. THE FINANCIAL STATEMENTS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. ARE HEREBY ACKNOWLEDGED AS SUBMITTED AND ENTIRELY APPROVED. THESE INCLUDE FIGURES TO DECEMBER 31, 2006 AND THE ALLOTMENT OF EARNINGS IN THE TERMS THAT WERE PROPOSED. A COPY OF THESE FINANCIAL STATEMENTS IS HEREBY ATTACHED TO THE FILE.

"FIFTH. IN COMPLIANCE WITH ARTICLES 28, SECTION IV, SUBSECTION (A) AND 43 OF THE SECURITIES EXCHANGE LAW THE REPORT SUBMITTED BY THE CHAIRMAN OF THE AUDIT COMMITTEE, MR. JOSE KURI HARFUSH, IS HEREBY ACKNOWLEDGED AND APPROVED IN ITS TERMS. THIS REPORT CONTAINS THE ACTIVITIES AND DUTIES OF SAID COMMITTEE FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2006 AND A SUMMARY ABOUT THE ACTIONS TAKEN BY SAID COMMITTEE DURING THE CORRESPONDING FISCAL YEAR. A COPY OF THIS REPORT IS HEREBY ATTACHED TO THE FILE OF THE MINUTES OF THIS MEETING.

"SIXTH. BY VIRTUE OF THE RESOLUTIONS ABOVE, THE TERM OF THE BOARD OF DIRECTORS IS HEREBY APPROVED FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2006."

"SEVENTH. THE REPORT ABOUT THE PROCESS FOR COMPLIANCE WITH THE TAX LIABILITY ESTABLISHED BY ARTICLE 86, SECTION XX OF THE INCOME TAX LAW IS HEREBY ACKNOWLEDGED AND APPROVED IN ITS TERMS. THIS REPORT SUBMITTED TO THE BOARD OF DIRECTORS REFERS TO FULFILLMENT OF THE CORPORATION'S TAX LIABILITIES, PURSUANT TO THE TERMS SUBMITTED HEREBY."

"EIGHTH. THE PROPOSAL FOR THE APPLICATION OF EARNINGS DRAFTED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V. AND SUBMITTED TO THE BOARD OF DIRECTORS IS HEREBY ACKNOWLEDGED AND APPROVED. THIS PROPOSAL IS BASED ON THE FINANCIAL STATEMENTS THAT WERE APPROVED IN THE RESOLUTIONS ABOVE."

"NINTH. BY VIRTUE OF THE APPROVAL OF THE FINANCIAL STATEMENTS BY THIS MEETING FOR THE FISCAL YEAR ENDING ON DECEMBER 31, 2006, THE NET PROFIT FOR THE FISCAL YEAR SHALL BE ENTIRELY APPLIED TO THE PROFIT ACCOUNT PENDING TO BE DISTRIBUTED, SINCE THE RESERVE FUND IS COMPLETE IN ACCORDANCE WITH ARTICLE 20 OF THE GENERAL CORPORATIONS LAW. IT IS HEREBY AGREED THAT THE BALANCE OF SAID ACCUMULATED PROFITS IN ADDITION TO BEING AT THE DISPOSAL OF THE SHAREHOLDERS' MEETING OF THE CORPORATION IS ALSO AT THE DISPOSAL OF THE BOARD OF DIRECTORS, EXCEPT FOR THE LEGAL RESERVE. THIS CORPORATE BODY HAS EXTENSIVE AUTHORITY TO APPLY IT, WHETHER COMPLETELY OR PARTIALLY AND AS VALIDLY DETERMINED, TO CREATE THE RESERVE AND/OR FOR ITS DISTRIBUTION AS DIVIDENDS FOR THE SHAREHOLDERS OF THE CORPORATION."

"TENTH. THE TERM OF THE BOARD OF DIRECTORS FOR THE TAX YEAR 2006 IS HEREBY APPROVED."

"ELEVENTH. IT IS HEREBY EXPRESSLY RESOLVED THAT THE BOARD OF DIRECTORS OF THE CORPORATION IS COMPRISED IN THE FOLLOWING MANNER. THE ALTERNATE MEMBERS SHALL SUBSTITUTE ANY OF THE SHAREHOLDING MEMBERS; HOWEVER, ONLY MR. JOSE KURI HARFUSH MAY SUBSTITUTE THE INDEPENDENT MEMBERS. FOR THE PURPOSES SET FORTH IN THE PROVISIONS OF THE SECURITIES EXCHANGE LAW PUBLISHED IN THE OFFICIAL GAZETTE OF THE FEDERATION ON DECEMBER 30, 2005, IT IS HEREBY RESOLVED THAT THE SHAREHOLDERS' MEETING APPROVED OF THE FOLLOWING BOARD MEMBERS: CLAUDIO X. GONZALEZ LAPORTE, JUAN ANTONIO PEREZ SIMON AND FERNANDO SOLANA MORALES AS INDEPENDENT AND THE ALTERNATE BOARD MEMBER JOSE KURI HARFUSH ALSO WITH SAID CAPACITY.

BOARD OF DIRECTORS

SHAREHOLDING MEMBERS	ALTERNATES
MR. JAIME CHICO PARDO	MR. ARTURO ELÍAS AYUB
MR. CARLOS SLIM DOMIT	MR. DANIEL HAJJ ABOUMRAD
MR. HUMBERTO GUTIÉRREZ OLVERA ZUBIZARRETA	MR. MARCO ANTONIO SLIM DOMIT
MR. CLAUDIO X. GONZÁLEZ LAPORTE	MR. PATRICK SLIM DOMIT
MR. JUAN ANTONIO PÉREZ SIMÓN	MR. EDUARDO VALDÉS ACRA
MR. FERNANDO SOLANA MORALES	MR. JOSÉ KURI HARFUSH"

"TWELFTH. IT IS RESOLVED THAT HEREINAFTER THE CORPORATE OFFICERS OF THE BOARD OF DIRECTORS SHALL BE MR. JAIME CHICO PARDO, AS CHAIRMAN OF THE BOARD OF DIRECTORS, MR. CARLOS SLIM DOMIT, AS VICEPRESIDENT OF THE BOARD OF DIRECTORS AND MR. RAFAEL ROBLES MIAJA, SECRETARY OF THE BOARD, THE LATTER IS NOT A MEMBER OF THIS CORPORATE BODY."

"THIRTEENTH. MR. JAIME CHICO PARDO IS RATIFIED AS THE CEO OF THE CORPORATION."

"FOURTEENTH. IT IS HEREBY APPROVED TO PAY THE SHAREHOLDING MEMBERS AND ALTERNATES OF THE BOARD OF DIRECTORS AS WELL AS THE SECRETARY OF THE CORPORATION A REMUNERATION IN CASH FOR PERFORMING THEIR DUTIES IN THE AMOUNT OF $12,500.00 MXCY (TWELVE THOUSNAD FIVE HUNDRED 00/100 PESOS, MEXICAN CURRENCY) FOR THEIR ATTEDNANCE TO EVERY BOARD MEETING. THE MEMBERS OF THE AUDIT COMMITTEE SHALL BE PAID 50% OF SAID AMOUNT FOR EVERY MEETING THEY ATTEND. THESE PAYMENTS SHALL BE SUBJECT TO THE CORRESPONDING TAX WITHHOLDINGS.

"FIFTEENTH. THE FOLLOWING PARTIES ARE RATIFIED IN THEIR APPOINTMENTS AS MEMBERS OF THE AUDIT COMMITTEE: MR. JOSÉ KURI HARFUSH, MR. EDUARDO VALDÉS ACRA AND MR. JUAN ANTONIO PÉREZ SIMÓN. MR. JOSÉ KURI HARFUSH IS HEREBY RATIFIED AS CHAIRMAN OF SAID BODY."

"SIXTEENTH. THE CONSOLIDATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF CARSO GLOBAL TELECOM, S.A. DE C.V., IS RATIFIED, AS FOLLOWS:

AUDIT COMMITTEE

MR. JOSÉ KURI HARFUSH	CHAIRMAN
MR. EDUARDO VALDÉS ACRA	
MR. JUAN ANTONIO PÉREZ SIMÓN"	

"SEVENTEENTH. MR. RAFAEL ROBLES MIAJA IS RATIFIED AS THE SECRETARY OF THE AUDIT COMMITTEE OF THE CORPORATION."

"EIGHTEENTH.- THE REPORT RELATED TO THE STATUS OF THE ACQUISITION OF THE CORPORATION'S OWN SHARES IS ACKNOWLEDGED, AND IT IS NOTED THAT (I) FROM THE DATE OF INCORPORATION AND UP TO DECEMBER 31 2006, THE CORPORATION HAS ACQUIRED 4,905,100 OF ITS OWN SHARES OF STOCK SERIES "A-1". IN MAY AND JUNE, THE AVERAGE PRICE OF THESE SHARES IN THE MEXICAN STOCK EXCHANGE WAS $24.4852 MXCY (TWENTY FOUR POINT FOUR THOUSAND EIGHT HUNDRED AND FIFTY TWO PESOS, MEXICAN CURRENCY). THIS RENDERS A GROSS AMOUNT OF $120,102,153.00 MXCY (ONE HUNDRED AND TWENTY MILLION ONE HUNDRED AND TWO THOUSAND ONE HUNDRED AND FIFTY THREE PESOS 00/100, MEXICAN CURRENCY); (II) DURING THE PERIOD ELAPSED FOR 2007, THE CORPORATION HAS ACQUIRED A TOTAL OF 2,231,700 OF ITS OWN SHARES. IN FEBRUARY AND MARCH AND JUNE, THE AVERAGE PRICE OF THESE SHARES IN THE MEXICAN STOCK EXCHANGE WAS $39.4637 MXCY (THIRTY NINE POINT FOUR THOUSAND SIX HUNDRED AND THIRTY SEVEN PESOS, MEXICAN CURRENCY). THIS RENDERS A GROSS AMOUNT OF $88,071,099.00 MXCY (EIGHTY EIGHT MILLION SEVENTY ONE THOUSAND NINETY NINE PESOS 00/100, MEXICAN CURRENCY)."

"NINETEENTH. IT IS HEREBY CERTIFIED THAT AT THE DATE OF THIS MEETING OF THE CORPORATION, THE RESERVE HAS A BALANCE AND IT IS RESOLVED TO KEEP, AS OF THE DATE OF THIS MEETING THE AMOUNT OF 2,043,381,000.00 MXCY (TWO BILLION FORTY THREE MILLION THREE HUNDRED AND EIGHT ONE THOUSAND PESOS, 00/100 MEXICAN CURRENCY) AS THE AUTHORIZED AMOUNT TO ACQUIRE ITS OWN SHARES, IN ADDITION TO THE AMOUNT EARNED FROM PLACING ITS OWN SHARES IN THE STOCK MARKET."

"TWENTIETH.- IT IS HEREBY RESOLVED TO AUTHORIZE THE BOARD OF DIRECTORS AND/OR THE ATTORNEYS-IN-FACT OR DELEGATES APPOINTED BY THE BOARD OF DIRECTORS TO CARRY OUT THE ACQUISITION OF ITS OWN SHARES AND DETERMINE, WHICH OF THE ALTERNATIVES PROVIDED FOR UNDER ARTICLE 56, SECTION III OF THE SECURITIES EXCHANGE LAW SHALL BE USED BY CARSO GLOBAL TELECOM, S.A.B. DE C.V. AS A REPURCHASING METHOD AND THE ACCOUNTING ADJUSTMENTS THAT IN ITS COMPLETE DISCRETION IT DETERMINES TO BE NECESSARY OR CONVENIENT, AND IN PARTICULAR, TO DETERMINE WHETHER THE PURCHASE IS MADE AGAINST THE NET WORTH SINCE THESE ARE PART OF THE ISSUER'S SHARES, OR AS APPLICABLE, TO THE CAPITAL STOCK OR OTHER CORRESPONDING ENTRIES, IN THE EVENT THAT IT IS RESOLVED TO CONVERT THE SHARES INTO TREASURY SHARES, WITHOUT THE NEED FOR A RESOLUTION OR AGREEMENT FROM THIS MEETING."

"TWENTY FIRST. THE POLICIES PREVIOUSLY ADOPTED BY THE BOARD OF DIRECTORS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V ON MARCH 13, 2007 ARE HEREBY RATIFIED IN ORDER TO BE SET FORTH ACCORDING TO THE TERMS OF THE GENERAL PROVISIONS APPLICABLE TO SECURITIES ISSUERS AND OTHER STOCK MARKET PARTICIPANTS, AS ISSUED BY THE NATIONAL BANKING AND SECURITIES COMMISSION, PUBLISHED IN THE OFFICIAL GAZETTE OF THE FEDERATION ON MARCH 19, 2003. THIS DOCUMENT WAS AMENDED ACCORDING TO THE RESOLUTIONS PUBLISHED IN THE AFOREMENTIONED GAZETTE ON OCTOBER 7, 2003, SEPTEMBER 6, 2004 AND SEPTEMBER 22, 2006. PURSUANT TO THE APPLICABLE LEGAL PROVISIONS, THE BOARD OF DIRECTORS MAY AMEND, ADJUST OR EXTEND SAID POLICIES."

"TWENTY SECOND. AS A RESULT OF THE APPROVAL BY THIS MEETING AND THE DETERMINATION OF THE AMOUNT FOR THE ACQUISITION OF ITS OWN SHARES, THE PURCHASE OF ITS OWN SHARES, REPRESENTING THE CAPITAL STOCK OF CARSO GLOBAL TELECOM, S.A.B. DE C.V., IS HEREBY AUTHORIZED THROUGH THE STOCK EXCHANGE. IN COMPLIANCE WITH THE POLICIES REFERRED TO ABOVE ON THE DATES, TERMS AND OTHER CONDITIONS THAT HAVE BEEN PREVIOUSLY AGREED UPON OR THAT ARE APPROVED HEREINAFTER THE BOARD OF DIRECTORS AND/OR ATTORNEYS-IN-FACT APPOINTED BY THE BOARD OF DIRECTORS FOR SUCH PURPOSE."

"TWENTY THIRD. THE BOARD OF DIRECTORS OF CARSO GLOBAL TELECOM, S.A.B. DE C.V. IS HEREBY AUTHORIZED TO CARRY OUT PURCHASE OPERATIONS AND PLACEMENT OF ITS OWN SHARES ON BEHALF OF THE CORPORATION EITHER BY ITSELF OR THROUGH PERSONS APPOINTED FOR SUCH PURPOSE."

"TWENTY FOURTH. IT IS HEREBY AUTHORIZED TO IMMEDIATELY RECORD THE ACCOUNTING ENTRIES DERIVED

FROM THE RESOLUTIONS ABOVE."

"TWENTY FIFTH. THE SPECIAL DELEGATES OF THIS MEETING ARE MR. RAÚL HUMBERTO ZEPEDA RUIZ, MR. RAFAEL ROBLES MIAJA, MR. ARMANDO IBÁÑEZ VÁZQUEZ, MS. VERÓNICA RAMÍREZ VILLELA AND MS. PAMELA MÚJICA RAMOS. ANY OF THEM MAY INDIVIDUALLY AND IN CASE IT IS NECESSARY: A) APPEAR BEFORE A NOTARY PUBLIC OF THEIR CHOICE TO NOTARIZE ALL OR PART OF THE SHAREHOLDERS' MINUTES; B) RECORD THE CORRESPONDING NOTARIZED TRANSCRIPT IN THE PUBLIC REGISTRY OF COMMERCE OF THIS CITY, BY THEMSELVES OR THROUGH THE PERSONS THEY HAVE APPOINTED; C) ISSUE THE CERTIFICATIONS OF THIS DEED OR OF ANY PART HEREOF THAT ARE NECESSARY; AND D) ORDER THE PUBLICATIONS THAT ARE REQUIRED AND ANY OTHER DEED TO EXECUTE AND COMPLETELY RENDER IN FULL FORCE AND EFFECT THE RESOLUTIONS BY THE MEETING."

A
Hour
13:00

Preset
DERECHOS

Ticker Symbol
TELECOM

Series
NA

Corporate Name
CARSO GLOBAL TELECOM, S.A. DE C.V.

Type of Shareholders' Meeting
EXTRAORDINARIA

Date
12/05/2006

Date of Publication

Notice to Shareholders
The shareholders of Carso Global Telecom, S.A.B. de C.V. (TELECOM) are hereby informed that on June 29, 2007 the certificates deposited in S.D. Indeval Institución shall be exchanged for certificates of share containing the amendment to the Corporation's bylaws approved by the General Extraordinary Shareholders' Meeting held on December 5, 2006. This meeting approved said amendment to incorporate the provisions of the Securities Exchange Law published on December 30, 2005. It is important to mention that the amount of the capital and number of the shares deposited in said Institution have not been modified in any manner whatsoever.

END